                                                  PURSUANT TO RULE NO. 424(b)(1)
                                                      REGISTRATION NO. 333-37881
                                                                       333-42361

                                                                     PROSPECTUS
                               4,000,000 SHARES

[LOGO]                  COINMACH LAUNDRY CORPORATION
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COINMACH                          COMMON STOCK
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KEEPING AMERICA CLEAN               --------
ONE LAUNDRY ROOM AT A TIME


  Of the 4,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), of Coinmach Laundry Corporation ("Coinmach Laundry") offered hereby (the "Offering"), 2,665,000 shares are being sold by Coinmach Laundry and 1,335,000 shares are being sold by certain stockholders of Coinmach Laundry (the "Selling Stockholders"). Coinmach Laundry will not receive any proceeds from the sale of shares by the Selling Stockholders. Coinmach Laundry's Common Stock is traded on the Nasdaq National Market under the trading symbol "WDRY." On December 15, 1997, the last reported sale price of the Common Stock was $20.00 per share. See "Price Range of Common Stock."

                                    --------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                         FACTORS" COMMENCING ON PAGE 9.

                                    --------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION,  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                   PRICE   UNDERWRITING   PROCEEDS  PROCEEDS TO
                                     TO   DISCOUNTS AND      TO       SELLING
                                   PUBLIC COMMISSIONS(1) COMPANY(2) STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share..................    $19.75        $1.03        $18.72       $18.72
--------------------------------------------------------------------------------
Total(3)...................  $79,000,000   $4,120,000   $49,888,800 $24,991,200

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(1) Coinmach Laundry and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering, all of which will be payable by Coinmach Laundry, estimated at $1,200,000.
(3) Certain of the Selling Stockholders and certain other stockholders have granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company, and Proceeds to Selling Stockholders
    will be $90,850,000, $4,738,000, $49,888,800, and $36,223,200,
    respectively. See "Underwriting."
                                 -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that the delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, New York, New York on or about December 19, 1997.

BT ALEX. BROWN
        LEHMAN BROTHERS
                RAYMOND JAMES & ASSOCIATES, INC.
                        WHEAT FIRST BUTCHER SINGER
                                                      JEFFERIES & COMPANY, INC.

               THE DATE OF THIS PROSPECTUS IS DECEMBER 16, 1997

                           Map of operating regions

                                     [ART]


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR MAINTAIN THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ALSO ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the consolidated financial statements and related notes thereto, incorporated by reference herein. As used in this Prospectus, unless the context otherwise requires, all references to "Coinmach Laundry" herein refer to Coinmach Laundry Corporation and all references to the "Company" herein refer to Coinmach Laundry and its consolidated subsidiaries and their respective predecessors and subsidiaries, in each case as applicable. References to the "Offering" shall refer to the offering of the Common Stock in the United States by the underwriters of the Offering (the "Underwriters"). "EBITDA" has the meaning set forth in footnote (3) on page 8 hereof and "EBITDA margin" has the meaning set forth in footnote (4) on page 8 hereof. Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

GENERAL

  The Company, established in 1947, is the leading supplier of outsourced coin-operated laundry equipment services for multi-family housing properties in the United States. The Company's business involves leasing laundry rooms from building owners and property management companies, installing and servicing the laundry equipment and collecting revenues generated from laundry machines. The Company owns and operates approximately 420,000 coin-operated washers and dryers in approximately 42,000 locations on routes throughout the United States and in 151 retail laundromats located throughout Texas.

  In January 1995, the Company initiated a strategy of controlled growth through acquisitions. This strategy was designed to increase the installed machine base in its then existing operating region as well as to provide the Company with a strong market presence in new regions. Since January 1995, the Company has completed six significant acquisitions adding revenues of approximately $221 million and expanding its national presence from the Northeast into the Mid-Atlantic, Southeast, South-Central, Midwest and Western regions of the United States. Accordingly, the Company has grown its installed base from approximately 54,000 machines to approximately 420,000 machines.

  As a result of this strategy of growth, the Company's revenues and EBITDA have grown from $72.9 million and $13.6 million, respectively, on a historical basis for the twelve months ended March 31, 1995, to $306.9 million and $97.8 million (before deducting non-cash stock-based compensation charges), respectively, for the twelve months ended March 28, 1997 (the "1997 fiscal year"), on a pro forma basis, giving effect to the acquisitions consummated by the Company since March 30, 1996.

INDUSTRY

  The coin-operated laundry equipment services industry is characterized by stable cash flows generated by long-term, renewable lease contracts with multi-family property owners and management companies. The industry is highly fragmented, with many small, private and family-owned route businesses continuing to operate throughout all major metropolitan areas. According to information provided by the Multi-housing Laundry Association, the industry consists of over 280 independent operators. Based upon industry estimates, management believes there are approximately 3.5 million installed machines in multi-family housing properties throughout the United States, approximately 2.5 million of which have been outsourced to independent operators such as the Company and approximately 1.0 million of which continue to be operated by the owners of such locations.

BUSINESS STRATEGY

  The Company's business strategy is to enhance its position as the largest provider of outsourced coin-operated laundry equipment services in the United States. Management intends to continue to grow the Company's installed machine base both internally and through selective acquisitions to achieve benefits of scale, increase its operating efficiencies and improve its financial performance. Internal growth is comprised of: (i) adding new customers in existing regions and securing contracts for additional locations from current customers; (ii) converting owner-operated facilities to Company managed facilities; (iii) improving the net contribution per machine through operating efficiencies and selective price increases; and (iv) pursuing additional growth opportunities presented by the Company's leading market position and access to approximately four million individual housing units. The Company's acquisition strategy is to continue to selectively acquire local, regional and multi-regional route businesses from independent operators at attractive prices. The Company is currently evaluating several acquisition opportunities, however, there can be no assurance that, subsequent to ongoing negotiations and due diligence reviews, the Company will complete any such acquisitions.

  An important element of the Company's business strategy is to continue to expand its geographic presence to gain additional regional and multi-regional account opportunities with large multi-family housing property managers and owners. Management believes that a significant portion of its customer base, which manages multi-family housing and other residential properties, is consolidating. Consequently, management believes that opportunities for outsourcing coin-operated laundry equipment services to professionally managed, multi-regional, well-capitalized independent operators such as the Company are increasing.

  The Company's business strategy also includes the continued development of its management information systems (the "Integrated Computer Systems"), which management believes are the most advanced in the industry. The Integrated Computer Systems provide real-time operational and competitive data, which in conjunction with the Company's multi-regional service capabilities, enhance the Company's operating efficiencies throughout its regions and enable the Company to deliver superior customer service. The Integrated Computer Systems also provide the Company with the flexibility to integrate acquisitions on a timely basis, including key functions such as sales, service, collections and security. Finally, as the industry leader, the Company works closely with its equipment vendors to assess ongoing technological changes and implements those which the Company believes are beneficial to customer service, operating efficiencies and financial performance.

FINANCIAL CHARACTERISTICS OF THE BUSINESS

  The Company's business has the following financial characteristics:

  Recurring Revenues. The Company derives a majority of its revenues from outsourced coin-operated laundry equipment services typically performed under long-term contracts with landlords, property management companies and owners of rental apartment buildings, condominiums and cooperatives, university and institutional housing and other multi-family housing properties. Management estimates that approximately 90% of its locations are subject to long-term contracts with initial terms of three to ten years, most of which have automatic renewal or right of first refusal provisions. During the 1997 fiscal year, the Company retained approximately 97% of its existing machine base. The Company believes that its ability to retain its customers and machine base is attributable to a number of factors, including the Company's national reputation for superior service, the structure of its contracts and the strength of its long-term customer relationships.

  Diversified Customer Base. The Company provides outsourced coin-operated laundry equipment services to over 42,000 laundry rooms in its operating regions, and no one customer accounts for more than 2% of its revenues. Management estimates that the Company's services are located in multi-family housing properties containing over four million individual housing units.

  Leverageable Cash Flows. Due to the stable, recurring nature of the Company's revenues and its consistent EBITDA levels, the Company has been able to obtain debt financing on favorable terms to support its acquisition strategy. This use of debt financing to support growth is an important component of the Company's financial strategy, and the Company believes that access to both the public and private debt markets provides it with a competitive advantage.

  Benefits of Scale. By increasing its installed machine base, the Company has benefited from economies of scale in both operating costs and purchasing power. The Company is able to leverage its existing infrastructure, including its sales, service, collections, security and corporate overhead, over a larger installed machine base than its competition. As a result, the Company has been able to improve its EBITDA margin as it has increased its size. For the twelve months ended March 29, 1996, the 1997 fiscal year and the six months ended September 26, 1997, the Company's EBITDA margins were 28.6%, 30.4% and 31.1%, respectively. Furthermore, due to its purchasing power, management believes that the Company is able to purchase equipment on terms more favorable than those available to smaller industry participants.

  Significant Portion of Capital Investment Related to Growth. During the 1997 fiscal year, the Company spent $213.0 million in capital expenditures, of which $171.5 million, or approximately 80.6%, was used to finance acquisitions as part of the Company's growth strategy. Of the remaining capital investment, $12.5 million, or approximately 5.8%, was used for internally generated growth and $29.1 million, or approximately 13.6%, related to the renewal of the Company's existing machine base.

                                  THE OFFERING

Common Stock offered by Coinmach Laundry....   2,665,000 shares

Common Stock offered by the Selling            1,335,000 shares(1)
 Stockholders...............................

Common Stock to be outstanding after the      12,675,661 shares(2)
 Offering...................................

Common Stock and non-voting common stock,
 $.01 par value per share (the "Non-Voting
 Common Stock"), to be outstanding after
 the Offering...............................
                                              13,156,309 shares(2)

Use of Proceeds.............................  Repayment of debt and general corporate purposes, which may
                                              include certain selected
                                              acquisitions. See "Use of
                                              Proceeds."

Nasdaq National Market Symbol...............  WDRY


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(1) Assumes no exercise of the Underwriters' over-allotment option. The Company will not receive any of the proceeds from the sale of shares sold by the Selling Stockholders (exclusive of amounts paid in respect of the exercise of options).
(2) Does not include 1,109,147 shares of Common Stock issuable under the Second Amended and Restated 1996 Employee Stock Option Plan (the "1996 Stock Option Plan"), of which 85,500 shares of Common Stock underlie options that have been granted thereunder and that will be exercisable immediately after the Offering. Does not include 1,053,054 shares of Common Stock issuable upon exercise of stock options granted outside of the 1996 Stock Option Plan (collectively, the "Non-Plan Options"), of which 389,402 shares underlie options that will be exercisable immediately after the Offering. Includes approximately 6,383 shares of Common Stock to be issued upon exercise of certain options held by a Selling Stockholder in connection with the Offering.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                      (IN THOUSANDS, EXCEPT MACHINE DATA)

  The following table presents consolidated summary historical financial data and unaudited pro forma financial data of the Company for the 1997 fiscal year and for the six months ended September 26, 1997 and the unaudited summary historical financial data for the twelve months ended March 29, 1996 (which consist of the combined operations of the Company's predecessors), and the six months ended September 27, 1996. The pro forma financial data give effect to:
(i) certain acquisitions, including the Kwik Wash Acquisition, the Reliable Acquisition, the Appliance Warehouse Acquisition and the National Coin Acquisition (each, as defined); (ii) the Bond Offering (as defined); and (iii) the Offering (as defined) (collectively, the "Transactions"), as if the Transactions occurred at the beginning of the applicable period (or in the case of Balance Sheet Data, as of the date of such data). The unaudited pro forma combined financial data are not necessarily indicative of either future results of operations or results that might have been achieved if the foregoing transactions had been consummated as of the indicated dates. The financial data set forth below should be read in conjunction with the Company's consolidated financial statements and the related notes thereto incorporated by reference into this Prospectus and under the headings "Unaudited Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Coinmach Laundry's Annual Report on Form 10-K/A for the year ended March 28, 1997 and Quarterly Reports on Form 10-Q/A for the quarters ended June 27, 1997 and September 26, 1997, respectively, incorporated by reference herein.

                          COMBINED
                           TWELVE        YEAR ENDED                    SIX MONTHS ENDED
                           MONTHS    --------------------  -----------------------------------------
                            ENDED               PRO FORMA                                PRO FORMA
                          MARCH 29,  MARCH 28,  MARCH 28,  SEPTEMBER 27, SEPTEMBER 26, SEPTEMBER 26,
                           1996(1)     1997       1997         1996          1997          1997
                          ---------  ---------  ---------  ------------- ------------- -------------
OPERATING DATA:
 Revenues...............  $178,789   $206,852   $306,913     $ 94,446      $149,797      $156,983
 Operating, general and
  administrative
  expenses..............   127,636    144,059    209,234       65,719       103,227       107,636
 Depreciation and amor-
  tization..............    36,635     46,316     71,973       20,192        34,580        35,912
 Operating income.......    12,318     14,325     23,554        7,075        11,445        12,890
 Interest expense,
  net...................    23,817     26,859     40,010       12,142        21,129        21,220
 Loss before extraordi-
  nary items............    (8,639)   (10,227)   (13,205)      (3,467)       (7,779)       (6,747)
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Cash and cash equiva-
  lents ................  $ 19,858   $ 14,729                $ 32,529      $ 16,815      $ 27,080
 Property and equip-
  ment, net.............    82,699    112,116                  93,819       130,348       130,348
 Contract rights, net...    59,745    180,557                  63,217       217,371       217,371
 Total assets...........   249,148    472,921                 280,276       560,359       574,999
 Total debt(2)..........   202,765    345,486                 203,909       418,524       375,274
 Stockholders' (defi-
  cit) equity...........    (1,308)    23,563                  28,627        16,329        65,094
FINANCIAL RATIOS AND
 OTHER DATA (UNAUDITED):
 Cash flow from
  operating
  activities............  $ 24,403   $ 34,732   $ 50,078     $ 15,387      $ 22,386      $ 22,560
 Cash used for
  investing
  activities............    39,201    196,698    273,884       35,050        91,900        92,824
 Cash from financing
  activities............    23,882    156,837    226,891       32,334        71,600        81,573
 EBITDA(3)..............    51,153     62,793     97,833       28,727        46,570        49,347
 EBITDA margin(4).......      28.6%      30.4%      31.9%        30.4%         31.1%         31.4%
 Capital Expendi-
  tures(5)
   Growth capital expen-
    ditures.............  $    --    $ 12,563   $ 12,563     $  4,400      $  8,000      $  8,000
   Renewal capital ex-
    penditures..........    27,333     29,025     43,728       13,100        17,600        18,500
   Acquisition capital
    expenditures(6).....    11,925    171,455    233,938       17,600        66,300        66,300
                          --------   --------   --------     --------      --------      --------
 Total Capital Expendi-
  tures.................    39,258    213,043    290,229       35,100        91,900        92,800
 Number of machines
  (rounded).............   220,000    337,000    415,000      247,000       420,000       420,000

                                                   (footnotes on following page)

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(1) The combined historical audited financial data for the twelve months ended March 29, 1996 consist of the six month transition period ended March 29, 1996 and the six months ended September 29, 1995.
(2) Total debt does not include the premium of $9.875 million recorded on the issuance by Coinmach Corporation ("Coinmach") of $100 million aggregate principal amount of its 11 3/4% Series C Senior Notes due 2005 (the "Series C Notes") in the Bond Offering.
(3) EBITDA represents earnings from continuing operations before deductions for interest, income taxes, depreciation and amortization. EBITDA for the year ending March 28, 1997 and the six months ending September 26, 1997 and September 27, 1996 is before the deduction of stock-based compensation charges, and EBITDA for the period ended March 29, 1996 is before the deduction for restructuring costs. EBITDA is used by management and certain investors as an indication of a company's historical ability to service debt. Management believes that an increase in EBITDA is an indicator of the Company's improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. However, EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to either (i) operating income (as determined by generally accepted accounting principles ("GAAP")) as an indicator of operating performance or (ii) cash flows from operating, investing and financing activities (as determined by GAAP) as a measure of liquidity. Given that EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Coinmach Laundry's Annual Report on Form 10-K/A for the year ended March 28, 1997 and Quarterly Reports on Form 10-Q/A for the quarters ended June 27, 1997 and September 26, 1997, respectively, incorporated by reference herein.
(4) EBITDA margin represents EBITDA as a percentage of revenues. Management believes that EBITDA margin is a useful measure to evaluate the Company's performance over various sales levels. EBITDA margin should not be considered as an alternative for measurements determined in accordance with GAAP.
(5) Capital expenditures represent amounts expended for property and equipment, for advance rental payments to location owners and for acquisitions. Acquisition capital expenditures represent the amounts expended to acquire local, regional and multi-regional route operators, as well as complementary businesses. Growth capital expenditures represent the amount of capital expended that reflects a net increase in the installed base of machines, excluding acquisitions. Renewal capital expenditures represent the amount of capital expended assuming no net increase in the installed base of machines.
(6) For the year ended March 28, 1997, includes approximately $16.2 million of promissory notes issued by Coinmach Laundry related to certain acquisitions.

                                 RISK FACTORS

  This Prospectus and other reports and statements filed by Coinmach Laundry (collectively, "Commission Filings") from time to time with the Securities and Exchange Commission (the "Commission") contain or may contain certain forward looking statements and information that are based on the beliefs of the Company's management as well as estimates and assumptions made by, and information currently available to, the Company's management. When used in Commission Filings, the words "anticipate," "believe," "estimate," "expect," "future," "intend," "plan" and similar expressions, as they relate to Coinmach Laundry or its management, identify forward looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions relating to the Company's operations and results of operations, competitive factors, shifts in market demand, and other risks and uncertainties, including, in addition to any uncertainties specifically identified in the text surrounding such statements, uncertainties with respect to changes or developments in social, economic, business, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including the Company's stockholders, customers, suppliers, competitors, legislative, regulatory, judicial and other governmental authorities. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned. The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby.

  Substantial Indebtedness. The Company will continue to have substantial indebtedness and debt service requirements after the Offering. As of September 26, 1997, on a pro forma basis after giving effect to the Transactions, the Company would have had outstanding indebtedness of approximately $375.3 million (excluding the premium on the Series C Notes) and stockholders' equity of $65.1 million.

  The Company's level of indebtedness will have several important effects on its future operations, including, but not limited to, the following: (i) a significant portion of the Company's cash flow from operations will be required to pay interest on its indebtedness and will not be available for other purposes; (ii) the financial covenants and other restrictions contained in certain of the agreements governing the Company's indebtedness will require the Company to meet certain financial tests and will limit its ability to borrow additional funds, to dispose of assets and to pay dividends; (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; and (iv) the Company's ability to adapt to changes in the coin-operated laundry equipment services industry and to economic conditions in general could be limited. Coinmach Laundry is a holding company that will be dependent upon its principal operating subsidiary, Coinmach, as its primary source of revenue subsequent to the Offering. The financial covenants contained in the agreements governing Coinmach's indebtedness restrict Coinmach's ability to make dividends, distributions or other payments to Coinmach Laundry. Additionally, the Company's ability to meet its debt service obligations and to reduce its total debt will be dependent upon its future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. See "Management's Discussion and Analysis of Financial Condition--Liquidity and Capital Resources."

  An inability of the Company to comply with the financial covenants or other conditions contained in the financing agreements governing its indebtedness could result in an acceleration of the amounts due thereunder. If the Company is unable to meet its debt service obligations, it could be required to take certain actions such as reducing or delaying capital expenditures (including for acquisitions), selling assets, refinancing or restructuring its indebtedness, selling additional equity capital or other actions. There is no assurance that any of such actions could be effected on commercially reasonable terms, if at all, or on terms permitted under the applicable financing agreements. See "Management's Discussion and Analysis of Financial Condition--Liquidity and Capital Resources."

  Historical Net Losses. In the past, the Company has experienced net losses. The Company incurred net losses before extraordinary items of approximately $10.2 million and $7.8 million for the year ended March 28, 1997 and the six months ended September 26, 1997, respectively. As of September 26, 1997, the Company had an accumulated deficit of approximately $37.0 million. No assurance can be given that net losses will not continue in future periods.

  Dependence Upon Lease Renewals. The Company's business is highly dependent upon the renewal of its lease contracts with property owners and management companies. The Company has historically focused on obtaining long-term, renewable lease contracts, and management estimates that approximately 90% of its locations are subject to long-term leases with initial terms of three to ten years. There can be no assurance that the Company will be able to renew its leases as they expire or that new leases will contain the same renewal and other material terms. See "Business--Operations--Location Leasing."

  Risks of Acquisitions and Integration of Acquired Businesses. As part of its business strategy, the Company will continue to evaluate opportunities to acquire local, regional and multi-regional route businesses. There can be no assurance that the Company will find attractive acquisition candidates or effectively manage the integration of acquired businesses into its existing business. If the expected operating efficiencies from such transactions do not materialize, if the Company fails to integrate new businesses into its existing business, or if the costs of such integration exceed expectations, the Company's operating results and financial condition would be adversely affected. Future acquisitions by the Company could result in the incurrence of debt, the potentially dilutive issuance of equity securities and the incurrence of contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could adversely affect the Company's operating results and financial condition.

  Capital Requirements. The Company operates in a capital intensive industry and must continue to make capital expenditures to maintain its operating base. The Company spent approximately $29.1 million on renewal capital expenditures for the 1997 fiscal year. While the Company estimates that it will generate sufficient cash flow from operations to finance anticipated capital expenditures, there can be no assurance that it will be able to do so.

  Management of Growth. The Company expects to grow through internal growth and acquisitions. Management expects to expend significant time and effort in evaluating, completing and integrating such acquisitions. There can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's operations as they expand. Any future growth will also impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. There can be no assurance that such additional management will be identified and retained by the Company. To the extent that the Company is unable to manage its growth efficiently and effectively, or is unable to attract and retain additional qualified management, the Company's financial condition and results of operations could be materially adversely affected. See "Business--Business Strategy."

  Reduced Occupancy Levels. Extended periods of reduced occupancy can adversely affect the Company's operations. In a period of occupancy decline, the Company could be faced with reductions in revenues and cash flow from operations in certain areas. In past periods of occupancy decline, management designed incentive programs that were successful in maintaining stable profit margins by offering owners and management companies financial incentives relating to increased occupancy levels (and the use of laundry room facilities) in exchange for certain guaranteed minimum periodic payments. Although the Company is geographically diversified, there can be no assurance that the Company will maintain its revenue levels or cash flow from operations in periods of low occupancy.

  Dependence on Key Personnel. The Company's continued success will depend largely on the efforts and abilities of its executive officers and certain other key employees, all of whom have employment agreements with the Company. The Company does not maintain insurance policies with respect to such employees, and the Company's operations could be affected adversely if, for any reason, such officers or key employees do not remain with the Company.

  Control by Principal Shareholder. Immediately after the Offering, Golder, Thoma, Cressey, Rauner Fund IV ("GTCR") will own approximately 26.0% of Coinmach Laundry's outstanding shares of Common Stock and Non-Voting Common Stock (before giving effect to shares of Common Stock issuable upon exercise of options which are currently vested and exercisable). GTCR and certain holders of Common Stock are parties to a Voting Agreement dated July 23, 1996 (the "Voting Agreement") that gives GTCR the ability, at all times that it holds at least 20% of the outstanding voting securities of Coinmach Laundry, to designate for election a majority of the Company's directors and therefore influence the outcome of substantially all issues submitted to Coinmach Laundry's stockholders, including mergers, sales of all or substantially all of the Company's assets and similar fundamental corporate changes.

  Competition. The coin-operated laundry equipment services industry is highly competitive, capital intensive and requires reliable, quality service. The industry is fragmented nationally, with many small, private and family-owned businesses operating throughout most major metropolitan areas. Notwithstanding the fragmentation of the industry, there are currently three companies, including the Company, with significant operations in multiple regions throughout the United States. Some of the Company's competitors may possess greater financial and other resources than the Company. Furthermore, current and potential competitors may make acquisitions or may establish relationships among themselves or with third parties to increase their ability to compete within the industry. Accordingly, it is possible that new competitors may emerge and rapidly acquire significant market share. If this were to occur, the business, operating results, financial condition and cash flows of the Company could be materially adversely affected.

  Significant Intangible Assets. Adjusted for the Bond Offering and the Offering on a pro forma basis, approximately $326.4 million or 56.8% of the Company's total assets would have been intangible assets, consisting primarily of contract rights and goodwill as of September 26, 1997. In the event of a sale or liquidation, there can be no assurance that the value of the Company's intangible assets would be realized.

  Dividend Policy. Coinmach Laundry has not declared or paid any cash dividends on its capital stock and does not intend to pay cash dividends on its capital stock in the foreseeable future. Declaration of dividends on the Common Stock will depend upon, among other things, the Company's results of operations, financial condition, capital requirements and general business condition. At the present time, Coinmach Laundry is prohibited by the terms of the Credit Agreement (as defined) from paying dividends on its capital stock. See "Dividend Policy."

  Environmental Regulation. The Company's business and operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of, and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of, certain materials, substances and wastes. To the best of management's knowledge, there are no existing or potential environmental claims against the Company, nor has the Company received any notification of responsibility for, or any inquiry or investigation regarding, any disposal, release or threatened release of any hazardous material, substance or waste generated by the Company that is likely to have a material adverse effect on the Company's business or financial condition. However, the Company cannot predict with any certainty that it will not in the future incur any liability under environmental laws and regulations that could have a material adverse effect on the Company's business or financial condition.

  Anti-Takeover Provisions. Certain provisions of Coinmach Laundry's Third Amended and Restated Certificate of Incorporation (the "Third Amended and Restated Certificate of Incorporation") and the Third Amended and Restated Bylaws (the "Third Amended and Restated Bylaws") may discourage, delay or make more difficult a change in control of Coinmach Laundry, or prevent the removal of incumbent directors even if some, or a majority, of Coinmach Laundry's stockholders were to deem such an attempt to be in the best interest of the Company. Among other things, the Third Amended and Restated Certificate of Incorporation allows the Board of Directors of Coinmach Laundry (the "Board") to issue shares of preferred stock in the future and fix the rights, privileges and preferences of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While Coinmach Laundry has no present intention to issue shares of preferred stock, any such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Coinmach Laundry. In addition, Coinmach Laundry is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock."

  Shares Eligible for Future Sale. Sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. Of the 13,156,309 shares of Common Stock and Non-Voting Common Stock that will be issued and outstanding following the Offering, 6,855,025 shares of Common Stock will be freely tradeable, except those purchased by "affiliates" of the Company, as such term is defined under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). The remaining 6,301,284 outstanding shares of Common Stock and Non-Voting Common Stock are considered "restricted securities" for the purpose of Rule 144 under the Securities Act. The sale of these restricted securities, together with any shares purchased in the Offering by affiliates, is limited by lock-up agreements under which the holders of the restricted shares have agreed that they will not, without the prior written consent of BT Alex. Brown Incorporated, offer, sell, contract to sell or otherwise dispose of their shares for a period of 90 days from the date of this Prospectus. After expiration of such lock-up agreements, all of the 6,301,284 restricted securities will be eligible for sale under Rule 144 of the Securities Act. See "Shares Eligible for Future Sale."

  Possible Volatility of Stock Price. Coinmach Laundry's stock price has been volatile since its initial public offering. Coinmach Laundry believes that factors such as quarterly fluctuations in results of operations, announcements of acquisitions by the Company or by its competitors, changes in revenue, EBITDA or earnings estimates by securities analysts, developments in litigation affecting the Company, changes in accounting principles or their application and other factors may cause the market price of Coinmach Laundry's stock to continue to fluctuate, perhaps substantially. Due to market and securities analysts' expectations of continued growth, any shortfall in meeting such expectations may have a rapid and significant adverse effect on the trading price of the Common Stock. These fluctuations, as well as general economic, market and other conditions may adversely affect the market price of the Common Stock in the future. Fluctuations in the market price of the Common Stock may in turn adversely affect the Company's ability to complete any targeted acquisitions, its access to capital and financing and its ability to attract and retain qualified personnel. See "Price Range of Common Stock."

  Decline in Revenues. Due to previous capital constraints and debt service requirements, Coinmach Laundry experienced declines in revenues from operations during certain periods prior to the 1997 fiscal year. Growth in revenues is driven by a number of factors, including market conditions, the size of the operating base of machines, the number of installed machines, the ability to maintain and expand the machine base through an appropriate level of capital expenditures and actual revenue generated on a per-machine basis. Coinmach Laundry is continually monitoring and maintaining its operating base by purchasing and maintaining equipment and pursuing its business strategy of acquiring route businesses to increase operating leverage. There can be no assurance that revenues from operations will increase or maintain current levels in future periods.

  Holding Company Structure. Coinmach Laundry is a holding company with no independent business operations of its own and conducts all of its operations through its operating subsidiaries. Coinmach Laundry is dependent upon payments, dividends and distributions from Coinmach for funds to pay its expenses, interest on its outstanding debt and future cash dividends or distributions, if any, to holders of the Common Stock. Coinmach has no current intention of paying dividends or making other distributions to Coinmach Laundry in excess of amounts necessary to pay Coinmach Laundry's operating expenses, taxes and outstanding indebtedness. Covenants contained in Coinmach's credit facility and senior note indentures provide that Coinmach may not declare any dividends or make any other payments or distributions to Coinmach Laundry, except to the extent necessary (i) to pay Coinmach Laundry's operating expenses, including, without limitation, reasonable accounting fees and other support services, in an aggregate amount not to exceed $500,000 in any fiscal year; (ii) to pay federal and state and other applicable income taxes; (iii) to repurchase Common Stock from members of the Company's management in connection with certain executive employment agreements in an aggregate amount not to exceed $750,000 in any fiscal year; (iv) to satisfy certain payment obligations (including administration costs and expenses) under Coinmach's Laundry's stock-based compensation plans in an aggregate amount not to exceed $500,000 in any fiscal year; and (v) to pay outstanding indebtedness under the 9 7/8% Promissory Note (which indebtedness is expected to be repaid in full from a portion of the net proceeds of the Offering). There can be no assurances that Coinmach Laundry's operating subsidiaries will continue to generate sufficient cash flow necessary to permit Coinmach Laundry to pay its operating expenses and satisfy its other obligations. See "Use of Proceeds," "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition--Liquidity and Capital Resources."

                                  THE COMPANY

  The Company, established in 1947, is the leading supplier of outsourced coin-operated laundry equipment services for multi-family housing properties in the United States. The Company's business involves leasing laundry rooms from building owners and property management companies, installing and servicing the laundry equipment and collecting revenues generated from laundry machines. The Company owns and operates approximately 420,000 coin-operated washers and dryers in approximately 42,000 locations on routes throughout the United States and in 151 retail laundromats located throughout Texas.

  The Company is a Delaware corporation with executive offices located at 55 Lumber Road, Roslyn, New York 11576, and its telephone number is (516) 484-2300.

  Acquisitions. In January 1995, the Company initiated a strategy of controlled growth through acquisitions. This strategy was designed to increase the installed machine base in its then existing operating region as well as to provide the Company with a strong market presence in new regions. Since January 1995, the Company has completed six significant acquisitions adding revenues of approximately $221 million and expanding its national presence from the Northeast into the Mid-Atlantic, Southeast, South-Central, Midwest and Western regions of the United States. Accordingly, the Company has grown its installed base from approximately 54,000 machines to approximately 420,000 machines.

  The acquisitions described below have enabled the Company to increase its installed machine base, improve its EBITDA margins and expand its geographic presence through the acquisition of operations in new regions:

                                             APPROXIMATE
                                             HISTORICAL
                                               ANNUAL
      DATE            ACQUISITION TARGET      REVENUES        DESCRIPTION OF OPERATIONS
-----------------  ------------------------ ------------- ---------------------------------
                                            (IN MILLIONS)
November 30, 1995  Solon Automated              $100      Multi-regional operator providing
                   Services, Inc.                         Mid-Atlantic, South-Central and
                                                          Southeast presence.
April 1, 1996      Allied Laundry Equipment        9      Regional operator providing
                   Company                                Midwest presence.
January 8, 1997    Kwik Wash Laundries,           63      Multi-regional operator providing
                   L.P.                                   expanded South-Central presence
                                                          and operations in laundromat
                                                          business.
March 14, 1997     Atlanta Washer & Dryer          2      Regional operator providing
                   Leasing, Inc.                          expanded presence in Southeast
                                                          and operations in the machine
                                                          rental market for individual
                                                          housing units.
April 23, 1997     Reliable Holding Corp.         31      Regional operator providing
                                                          Western presence (California and
                                                          northern Mexico).
July 17, 1997      National Coin Laundry          16      Regional operator providing
                   Holding, Inc.                          expanded Midwest presence.

  On November 30, 1995, the Company acquired (the "Solon Acquisition") the capital stock of Solon Automated Services, Inc. ("Solon"), a multi-regional route operator for $141.5 million. The Solon Acquisition gave the Company an immediate and significant operating presence in the Mid-Atlantic, South-Central and Southeast regions.

  On April 1, 1996, Coinmach acquired (the "Allied Acquisition") substantially all of the assets of Allied Laundry Equipment Company ("Allied"), a regional route operator located in St. Louis, Missouri for $15.5 million in cash. The Allied Acquisition provided the Company with a larger market presence in the Mid-West region.

  On January 8, 1997, Coinmach acquired (the "Kwik Wash Acquisition") 100% of the outstanding voting securities of the partners of Kwik Wash Laundries, L.P. ("Kwik Wash") for $125 million in cash and a $15 million promissory note (the "9 7/8% Promissory Note"). The Kwik Wash Acquisition increased the Company's presence in the South-Central region by enabling the Company to provide coin-operated laundry equipment services to multi-family housing properties in Texas, Louisiana, Arkansas and Oklahoma and to operate 150 retail laundromats throughout Texas.

  On March 14, 1997, Coinmach acquired (the "Appliance Warehouse Acquisition") substantially all of the assets of Atlanta Washer & Dryer Leasing, Inc. ("Appliance Warehouse"), for approximately $6.3 million in cash and promissory notes aggregating $1.2 million. The Appliance Warehouse Acquisition increased the Company's presence in the Southeast region and expanded the Company's operations into the related machine rental market for individual housing units providing an additional growth opportunity in a complementary market.

  On April 23, 1997, Coinmach completed the acquisition and merger (the "Reliable Acquisition") of Reliable Holding Corp. ("Reliable") and its subsidiaries, Reliable Laundry Service Inc., Girard-Hopkins Acquisition Corp., Maquilados Automaticas S.A. de C.V., and Automatica S.A. de C.V. (collectively, the "Reliable Entities") with and into the Company, for $44 million in cash. The Reliable Acquisition provided the Company with a strong foothold in the California market and an entry into the northern Mexican market.

  On July 17, 1997, Coinmach acquired 100% of the outstanding voting securities of National Coin Laundry Holding, Inc. ("National Coin"), and National Laundry Equipment Company, an Ohio corporation ("NLEC") and the assets of Whitmer Vend-O-Mat Laundry Services, Inc. ("Whitmer"). National Coin is the parent of National Coin Laundry, Inc., an Ohio corporation ("NCL"). Coinmach acquired (the "National Coin Acquisition") National Coin, NLEC, NCL and Whitmer (collectively, the "NCL Entities") for an aggregate purchase price of approximately $19.0 million in cash. The National Coin Acquisition enabled the Company to further expand its operations in the Mid-Atlantic, Southeast, South-Central and Midwest regions by providing coin-operated laundry equipment services to multi-family housing properties in the states of Ohio, Indiana, Kentucky, Michigan, West Virginia, Pennsylvania, Georgia, Tennessee, Illinois and Florida, as well as distributing exclusive lines of commercial coin and non-coin laundry machines and parts, and selling service contracts.

  As part of its growth strategy, the Company continues to evaluate additional acquisition opportunities. There can be no assurance however that, subsequent to ongoing negotiations and due diligence reviews, the Company will complete any such acquisitions.

                                USE OF PROCEEDS

  The net proceeds to Coinmach Laundry from the sale of the 2,665,000 shares of Common Stock offered by it hereby are estimated to be $48.8(1) million, at the offering price of $19.75 per share and after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use such net proceeds to repay $23.5 million of outstanding Tranche B indebtedness under the Credit Facility(2) (as defined), to repay $15 million of outstanding indebtedness evidenced by the 9 7/8% Promissory Note,(3) and for general corporate purposes, which may include certain selected acquisitions. Although the Company has had preliminary discussions with respect to several acquisition opportunities, no agreement or understanding with respect to any specific acquisition has been reached. There can be no assurance that any such acquisitions will be made. Pending such uses, the Company intends to invest the net proceeds from the Offering in short-term, investment-grade, interest-bearing instruments. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  In connection with the Offering, the Company intends to amend and restate its existing senior credit facility (the "Credit Facility") established with Bankers Trust Company, as administrative agent, and the other lenders named in the Credit Agreement dated as of January 8, 1997 (as amended, and supplemented, the "Credit Agreement"). See "Management's Discussion and Analysis of Financial Condition--Liquidity and Capital Resources."
--------
(1) Excludes proceeds to be received from the exercise of options by a Selling Stockholder in connection with the Offering in an approximate amount of $.1 million.
(2) The Tranche B term loan bears interest at an annual rate of LIBOR plus 2.75% (8.4375% as of November 10, 1997), matures on June 30, 2004 and was incurred to finance the Kwik Wash Acquisition.
(3) Indebtedness evidenced by the 9 7/8% Promissory Note matures on June 15, 2004 and was issued by Coinmach Laundry as partial consideration for the Kwik Wash Acquisition.

                          PRICE RANGE OF COMMON STOCK

  Coinmach Laundry's Common Stock is traded on the Nasdaq National Market under the symbol "WDRY." The following table sets forth for the periods indicated, the high and low closing prices for the Common Stock as reported on the Nasdaq National Market.

                                                                   HIGH   LOW
                                                                  ------ ------
   FISCAL 1997
     Second Quarter (from July 16, 1996)......................... $20.13 $13.00
     Third Quarter...............................................  22.75  17.25
     Fourth Quarter..............................................  20.25  17.00
   FISCAL 1998
     First Quarter...............................................  22.50  14.75
     Second Quarter..............................................  24.00  20.75
     Third Quarter (through December 15, 1997)...................  24.63  19.75

  On December 15, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $20.00 per share. As of December 15, 1997, there were approximately 33 holders of record of Common Stock, and the number of beneficial holders of Common Stock was estimated to be in excess of 550.

                                DIVIDEND POLICY

  Coinmach Laundry has not declared or paid any cash dividends on the Common Stock and does not intend to pay cash dividends on its capital stock in the foreseeable future. The Company currently intends to retain its earnings to finance the development and expansion of its business. The decision whether to apply legally available funds to the payment of dividends on the Common Stock will be made by the Board from time to time in its discretion, taking into account, among other things, the Company's results of operations, financial condition, capital requirements, contractual restrictions, any then existing or proposed commitments for the use of available funds by the Company, the Company's obligations with respect to any then outstanding class or series of its preferred stock and other factors deemed relevant by the Board. At the present time, the Company is prohibited by the terms of the Credit Agreement from paying dividends on its capital stock.

  At the present time, dividend payments to Coinmach Laundry by its principal operating subsidiary, Coinmach, are subject to restrictions contained in certain of Coinmach's outstanding debt and financing agreements. Additionally, the Company may in the future enter into other agreements or issue debt securities or preferred stock that restrict the payment of cash dividends. See "Management's Discussion and Analysis of Financial Condition--Liquidity and Capital Resources."

                                   DILUTION

  The net tangible book value (deficit) of the Company as of September 26, 1997 was approximately ($310.1) million, or ($29.57) per share of Common Stock. Net tangible book value per share represents the Company's total tangible assets less its total liabilities, divided by 10,484,926 shares of Common Stock outstanding. After giving effect to the Bond Offering, and the Offering at the offering price of $19.75 per share, the pro forma net tangible book value (deficit) of the Company as of September 26, 1997 would have been approximately ($261.3) million, or ($19.86) per share. This adjustment represents an immediate increase in net tangible book value of $9.71 per share to the existing stockholders and an immediate net tangible book value dilution of $39.61 per share to the investors purchasing shares of Common Stock in the Offering. The following table illustrates this dilution on a per share basis:

Public offering price per share..............................          $ 19.75
  Net tangible book value (deficit) per share at September
   26, 1997.................................................. $(29.57)
  Increase in net tangible book value per share attributable
   to new investors..........................................    9.71
                                                              -------
Pro forma net tangible book value (deficit) per share after
   the Offering..............................................           (19.86)
                                                                       -------
Dilution per share to new investors..........................          $ 39.61
                                                                       =======

  The following table summarizes, based on the assumptions set forth herein, as of September 26, 1997, the number of shares of Common Stock and Non-Voting Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by new stockholders purchasing shares in the Offering.

                                SHARES PURCHASED  TOTAL CONSIDERATION   AVERAGE
                               ------------------ -------------------- PRICE PER
                                 NUMBER   PERCENT    AMOUNT    PERCENT   SHARE
                               ---------- ------- ------------ ------- ---------
   Existing stockholders...... 10,484,926   79.7% $ 77,408,364   59.5%  $ 7.38
   New investors..............  2,671,383   20.3    52,709,708   40.5%   19.73
                               ----------  -----  ------------  -----
     Total.................... 13,156,309  100.0% $130,118,072  100.0%
                               ==========  =====  ============  =====

  The computations in the tables set forth above exclude: (i) an aggregate of 933,054 shares of Common Stock underlying Non-Plan Options granted by the Company to MCS Capital, Inc. ("MCS"), an entity beneficially owned by Stephen
R. Kerrigan, and to Robert M. Doyle, Michael E. Stanky, John E. Denson, David Siegel, R. Daniel Osborne, James N. Chapman and certain other individuals (the "Options"), of which 329,402 shares underlie options exercisable within sixty days after December 15, 1997, including up to 11,474 shares of Common Stock that may be issued upon the exercise of certain options if the Underwriters' over-allotment option is exercised in full; (ii) an aggregate of 120,000 shares of Common Stock underlying non-qualified stock options (the "Independent Director Options") granted by the Company to Dr. Arthur B. Laffer and Stephen G. Cerri, independent directors of the Company, of which 60,000 shares underlie options exercisable within sixty days after December 15, 1997; and (iii) an aggregate of 1,109,147 shares of Common Stock issuable under the 1996 Stock Option Plan, of which 85,500 shares underlie options exercisable within sixty days after December 15, 1997.

  The computations in the table set forth above include the issuance of 6,383 shares of Common Stock issuable upon the exercise of certain options, at varying exercise prices, held by a Selling Stockholder in connection with the Offering.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 26, 1997: (i) on an actual basis; (ii) as adjusted to give effect to the Bond Offering; and (iii) as adjusted, to give effect to the Bond Offering, the Offering and the application of the net proceeds therefrom. This table should be read in conjunction with the unaudited pro forma financial data and the combined and consolidated financial statements of the Company and notes thereto incorporated by reference in this Prospectus.

                                                     SEPTEMBER 26, 1997
                                               --------------------------------
                                                         AS ADJUSTED AS FURTHER
                                                           FOR THE    ADJUSTED
                                                            BOND      FOR THE
                                                ACTUAL    OFFERING    OFFERING
                                               --------  ----------- ----------
                                                       (IN THOUSANDS)
Cash and cash equivalents..................... $ 16,815   $ 16,815    $ 27,080
                                               ========   ========    ========
Long-term debt:
  11 3/4% Senior Notes due 2005(1)............ $196,655   $296,655    $296,655
  Credit Facility(2)..........................  203,250     98,500      75,000
  9 7/8% Promissory Note......................   15,000     15,000         --
  Other long-term debt........................    3,619      3,619       3,619
                                               --------   --------    --------
    Total long-term debt......................  418,524    413,774     375,274
Stockholders' equity (deficit):
  Preferred Stock, $.01 par value: 1,000,000
     shares authorized and no shares issued
     and outstanding actual; 1,000,000 shares
     authorized and no shares issued and
     outstanding as adjusted..................      --         --          --
  Common Stock, $.01 par value: 15,000,000
     shares authorized and 10,004,278 shares
     issued and outstanding actual; 15,000,000
     shares authorized and 12,675,661 shares
     issued and outstanding as adjusted(3)....      100        100         127
  Non-Voting Common Stock, $.01 par value:
     1,000,000 shares authorized and 480,648
     shares issued and outstanding actual and
     as adjusted..............................        5          5           5
  Additional paid-in capital..................   53,705     53,705     102,443
  Accumulated deficit.........................  (37,042)   (37,042)    (37,042)
  Less receivables from stockholders..........     (439)      (439)       (439)
                                               --------   --------    --------
    Total stockholders' equity................   16,329     16,329      65,094
                                               --------   --------    --------
      Total capitalization.................... $434,853   $430,103    $440,368
                                               ========   ========    ========

--------
(1) Gross proceeds from the Bond Offering were $109.9 million consisting of
  (i) $100 million aggregate principal amount of the Series C Notes and (ii) $9.9 million premium on the Series C Notes (which premium is not included as a liability in the presentation above). The issue price represents a 9.94% yield to maturity.
(2) As of September 26, 1997, on a pro forma basis after giving effect to the Bond Offering, the Offering and the application of the net proceeds therefrom, the Company would have had $70.0 million of unused borrowing capacity under the Credit Facility. Concurrently with the Offering, the Company intends to amend and restate its Credit Facility. Such amended and restated Credit Facility is expected to provide for $235 million of financing consisting of (i) a $35 million working capital revolving credit facility (undrawn at closing of the Offering), (ii) a $125 million acquisition revolving credit facility (undrawn at closing of the Offering) and (iii) a $75 million term loan facility (fully funded at closing of the Offering). The working capital revolving credit facility and the acquisition revolving credit facility are expected to have a maturity of six years, and the term loan facility is expected to have a maturity of seven years. See "Management's Discussion and Analysis of Financial Condition--Liquidity and Capital Resources."
(3) Excludes: (i) an aggregate of 933,054 shares of Common Stock issuable upon exercise of the Options, of which 329,402 shares of Common Stock underlie options exercisable within sixty days after September 26, 1997; (ii) an aggregate of 120,000 shares of Common Stock issuable upon exercise of the Independent Director Options, of which 60,000 shares of Common Stock underlie options exercisable within sixty days after September 26, 1997; and (iii) an aggregate of 1,109,147 shares of Common Stock issuable pursuant to the 1996 Stock Option Plan, of which 85,500 shares of Common Stock underlie options exercisable within sixty days after September 26, 1997. Includes 6,383 shares of Common Stock issuable upon the exercise of certain options held by a certain Selling Stockholder, in connection with the Offering.

                      UNAUDITED PRO FORMA FINANCIAL DATA

  The following unaudited pro forma combined balance sheet of the Company as of September 26, 1997, gives effect to the Bond Offering and the Offering and the application of the proceeds therefrom as if such transactions occurred as of September 26, 1997. The unaudited pro forma combined statements of operations of the Company for the 1997 fiscal year and the six month interim period ended September 26, 1997 give effect to the Transactions, as if such transactions occurred on March 30, 1996. For information regarding the Offering, see "Use of Proceeds."

  The pro forma adjustments are based upon currently available information as well as upon certain assumptions that management believes are reasonable. Each of the acquisitions comprising the Transactions were accounted for as a purchase with assets recorded at their estimated fair market values. Management believes that actual fair market value adjustments, if any, will not differ materially from the preliminary allocation of the purchase price contained in the pro forma adjustments reflected in the pro forma financial information.

  The unaudited pro forma combined financial statements are not necessarily indicative of either future results of operations or results that might have been achieved had the foregoing transactions been consummated as of the indicated dates. The unaudited pro forma combined financial statements should be read in conjunction with the notes thereto and the historical consolidated financial statements of the Company, together with the related notes thereto, incorporated by reference in this Prospectus.

                  UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                              September 26, 1997
                                (In thousands)

                                             COMPANY    PRO FORMA      PRO FORMA
                                            HISTORICAL ADJUSTMENTS     COMBINED
                                            ---------- -----------     ---------
ASSETS:
 Cash and cash equivalents................   $ 16,815  $   10,265(a)   $ 27,080
 Receivables, net.........................      8,633         --          8,633
 Inventories and prepaid expenses.........     16,184         --         16,184
 Advance rental payments..................     47,540         --         47,540
 Property and equipment, net..............    130,348         --        130,348
 Contract rights, net.....................    217,371         --        217,371
 Goodwill, net............................    109,027         --        109,027
 Other assets.............................     14,441       4,375(b)     18,816
                                             --------  ----------      --------
 Total assets.............................   $560,359  $   14,640      $574,999
                                             ========  ==========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY:
 Accounts payable and accrued
  liabilities.............................   $ 46,703  $     (750)(b)  $ 45,953
 Deferred income taxes....................     78,803         --         78,803
 11 3/4% Series A/B/C Notes due 2005......    196,655     100,000(b)    296,655
 Premium on 11 3/4% Series C Notes due
  2005....................................        --        9,875(b)      9,875
 Credit facility..........................    203,250   (104,750)(b)     75,000
                                                         (23,500)(a)
 9 7/8% Promissory Note...................     15,000    (15,000)(a)        --
 Other long-term debt.....................      3,619         --          3,619
                                             --------  ----------      --------
                                              544,030     (34,125)      509,905
                                             --------  ----------      --------
 Stockholders' equity:
 Common stock and capital in excess of par
  value...................................     53,810      48,765(a)    102,575
 Preferred Stock..........................        --          --            --
 Accumulated Deficit......................    (37,042)        --        (37,042)
                                             --------  ----------      --------
                                               16,768      48,765        65,533
 Receivables from stockholders............       (439)        --           (439)
                                             --------  ----------      --------
 Total stockholders' equity...............     16,329      48,765        65,094
                                             --------  ----------      --------
 Total liabilities and stockholder's
  equity..................................   $560,359  $   14,640      $574,999
                                             ========  ==========      ========

--------
(a) Reflects as set forth in the following table the Offering and the application of the proceeds therefrom:

      Gross proceeds from the issuance of 2,665,000 shares of
       Common Stock at the offering price of $19.75 per
       share..................................................        $52,634
      Proceeds from the exercise of 6,383 options to purchase
       Common Stock...........................................             76
      Deduct transaction fees and expenses:
       Transaction fees....................................... $2,745
       Expenses...............................................  1,200
                                                               ------
                                                                        3,945
                                                                      -------
      Net proceeds from the Offering..........................         48,765
       Application of proceeds to repay indebtedness under
        Credit Facility....................................... 23,500
       Application of proceeds to repay 9 7/8% Promissory
        Note.................................................. 15,000
                                                               ------
                                                                       38,500
                                                                      -------
      Net increase to cash and cash equivalents...............        $10,265
                                                                      =======

(b) Reflects issuance of Series C Notes pursuant to the Bond Offering and the application of the net proceeds therefrom. The Series C Notes were issued at a premium of $9.875 million. Reflects payment of consent fee, underwriter fees and accrual of transaction expenses for professional fees.

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                           Year Ended March 28, 1997
                     (In thousands, except per share data)

                                                   PRO FORMA ADJUSTMENTS
                                                   ---------------------
                          COMPANY      ACQUIRED      PURCHASE                      PRO FORMA
                         HISTORICAL BUSINESSES (A)  ACCOUNTING        OTHER        COMBINED
                         ---------- -------------- -------------    ----------     ---------
REVENUES................  $206,852     $100,061     $        0      $        0     $306,913
COSTS AND EXPENSES
 Operating, general and
  administrative
  expenses..............   144,059       70,429              0          (5,254)(b)  209,234


 Depreciation and
  amortization..........    46,316       15,824         (2,070)(c)                   71,973
                                                        11,506 (d)
                                                           397 (e)
 Stock based
  compensation charge...     2,152            0              0               0        2,152
                          --------     --------     ----------      ----------     --------
                           192,527       86,253          9,833          (5,254)     283,359
Operating income........    14,325       13,808         (9,833)          5,254       23,554
Interest expense, net...    26,859        2,879              0          10,272 (f)   40,010
Other nonoperating
 expenses...............         0          472           (626)              0         (154)
                          --------     --------     ----------      ----------     --------
(Loss) income before
 income taxes...........   (12,534)      10,457         (9,207)         (5,018)     (16,302)
                          --------     --------     ----------      ----------     --------
Provision (benefit) for
 income taxes...........    (2,307)         280         (1,749)(g)         679 (g)   (3,097)
                          --------     --------     ----------      ----------     --------
(Loss) income before
 extraordinary item.....  $(10,227)    $ 10,177     $   (7,458)     $   (5,697)    $(13,205)
                          ========     ========     ==========      ==========     ========
Loss per share before
 extraordinary item.....  $  (1.11)                                                $  (1.11)
                          ========                                                 ========


                             See Accompanying Notes

                         NOTES TO UNAUDITED PRO FORMA
                       COMBINED STATEMENTS OF OPERATIONS
                           Year Ended March 28, 1997
                                (In thousands)

(a) Represents historical operating results of: (i) Kwik Wash for the period prior to the Kwik Wash Acquisition; (ii) Appliance Warehouse for the period prior to the Appliance Warehouse Acquisition; (iii) Reliable for the year ended June 30, 1996; and (iv) the NCL Entities.
(b) Reflects anticipated cost savings directly related to the Kwik Wash Acquisition of $3,750, the Reliable Acquisition of $1,014 and the National Coin Acquisition of $490. Prior to completing an acquisition, the Company formulates a cost savings program affecting corporate financial and administrative functions and regional operations which is implemented upon the completion of each acquisition. The cost savings from the Kwik Wash Acquisition represents certain identifiable personnel cost savings relating to the elimination of 83 employees of Kwik Wash for $3,350 and certain identifiable cost savings for facility and other costs for $400 resulting from the reduction and consolidation of certain regional operations in Texas and administrative functions in Roslyn, N.Y. pursuant to the cost savings program. The cost savings from the Reliable Acquisition represents certain identifiable personnel cost savings relating to the elimination of 13 employees of Reliable for $881 and certain other identifiable cost savings for $133 resulting from the reduction and consolidation of certain regional operations in California and administrative functions in Roslyn, N.Y. pursuant to the cost savings program. The cost savings from the National Coin Acquisition represents certain identifiable personnel cost savings relating to the elimination of 6 employees of the NCL Entities for $205 and certain identifiable cost savings for facility and other costs for $285 resulting from the reduction and consolidation of certain regional operations in Ohio and Indiana and administrative functions in Roslyn, N.Y. pursuant to the cost savings program. Each of the above-mentioned pro forma personnel and facility cost savings are derived from actual historical amounts reflected on the acquired entities' financial statements. Additionally, substantially all the employees have been terminated and the expected cost savings have begun to be realized with respect to all of the facilities for which cost savings have been recorded. If the Company's integration plans had occurred on March 30, 1996, the Company believes that there would have been no effect on revenues or expenses other than as presented in the pro forma statements of operations.
(c) Includes the decrease in depreciation expense of $959 and $1,137 for the fixed assets of Kwik Wash and the Reliable Entities, respectively, primarily resulting from extending the lives of laundry equipment and components from 5 or 7 years to 8 years, to be consistent with the Company's accounting policy.
(d) Represents the amortization of contract rights and goodwill over 15 years, related to the Kwik Wash Acquisition, the Reliable Acquisition, the National Coin Acquisition and the Appliance Warehouse Acquisition.
(e) Represents the amortization of the covenants not to compete over 5 years, related to the Kwik Wash Acquisition, the National Coin Acquisition and the Appliance Warehouse Acquisition.

(f) The following table presents a reconciliation of pro forma interest expense:

                                                                   YEAR ENDED
                                                                 MARCH 28, 1997
                                                                 --------------
    Historical combined interest expense.......................     $29,738
                                                                    -------
    Add:
      Interest on $130.0 million term loan to finance the Kwik
       Wash Acquisition........................................       7,987
      Interest on $15.0 million promissory note to finance the
       Kwik Wash Acquisition...................................       1,111
      Interest on $44.0 million term loan to finance the
       Reliable Acquisition....................................       3,608
      Interest on $16.0 million revolving loan to finance the
       National Coin Acquisition...............................       1,312
      Interest on $100.0 million Series C Notes at 11.75%......      11,750
      Amortization of deferred financing costs on new debt:
        Credit Facility........................................         129
        Senior Notes...........................................         547
    Deduct:
      Interest of acquired businesses..........................      (2,879)
      Interest on $105.5 million term loans repaid by proceeds
       of the Bond Offering....................................      (8,651)
      Interest on $23.5 million term loans repaid with proceeds
       from the Offering.......................................      (1,927)
      Interest on $15.0 million promissory note repaid with
       proceeds from the Offering..............................      (1,481)
      Amortization of premium of $9.875 million recorded on the
       issuance of the Series C Notes (8 years)................      (1,234)
                                                                    -------
    Pro forma adjustment.......................................      10,272
                                                                    -------
    Pro forma interest expense.................................     $40,010
                                                                    =======

(g) Represents the income tax impact on purchase accounting adjustments and other pro forma adjustments.

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                      Six Months Ended September 26, 1997
                     (In thousands, except per share data)

                                                    PRO FORMA ADJUSTMENTS
                                                    ----------------------------
                           COMPANY      ACQUIRED      PURCHASE                       PRO FORMA
                          HISTORICAL BUSINESSES (A)  ACCOUNTING        OTHER         COMBINED
                          ---------- -------------- -------------    -----------     ---------
REVENUES................   $149,797      $7,186       $       0      $         0     $156,983
COSTS AND EXPENSES
 Operating, general and
  administrative
  expenses..............    103,227       5,571               0           (1,162)(b)  107,636


 Depreciation and
  amortization..........     34,580         823             489 (c)            0       35,912
                                                             84 (d)
                                                            (64)(e)
 Stock-based
  compensation charge...        545           0               0                0          545
                           --------      ------       ---------      -----------     --------
                            138,352       6,394             509           (1,162)     144,093
                           --------      ------       ---------      -----------     --------
Operating income........     11,445         792            (509)           1,162       12,890
Interest expense, net...     21,129         153               0              (62)(f)   21,220
                           --------      ------       ---------      -----------     --------
Net (loss) income before
 income taxes...........     (9,684)        639            (509)           1,224       (8,330)
Provision (benefit) for
 income taxes:               (1,905)         77             (97)(g)          342 (g)   (1,583)
                           --------      ------       ---------      -----------     --------
Net (loss) income.......   $ (7,779)     $  562           $(412)     $       882     $ (6,747)
                           ========      ======       =========      ===========     ========
Loss per share..........   $  (0.74)                                                 $  (0.51)
                           ========                                                  ========





                             See Accompanying Notes

                         NOTES TO UNAUDITED PRO FORMA
                       COMBINED STATEMENTS OF OPERATIONS

                      Six Months Ended September 26, 1997
                                (In thousands)

(a) Represents historical combined operating results of: (i) Reliable for the period prior to the Reliable Acquisition and (ii) the NCL Entities prior to the National Coin Acquisition.
(b) Reflects anticipated cost savings directly related to the Kwik Wash Acquisition of $500, the Reliable Acquisition of $508 and the National Coin Acquisition of $154. Prior to completing an acquisition, the Company formulates a cost savings program affecting corporate financial and administrative functions and regional operations which is implemented upon the completion of each acquisition. The cost savings from the Kwik Wash Acquisition represents certain identifiable personnel cost savings relating to the elimination of 6 employees of Kwik Wash for $230 and certain identifiable cost savings for facility and other costs for $270 resulting from the reduction and consolidation of certain regional operations in Texas and administrative functions in Roslyn N.Y. pursuant to the cost savings program. The cost savings from the Reliable Acquisition represents certain identifiable personnel cost savings relating to the elimination of 13 employees of Reliable for $441 and certain identifiable cost savings for professional fees, insurance and other costs for $67 resulting from the reduction and consolidation of certain regional operations in California and administrative functions in Roslyn, N.Y. pursuant to the cost savings program. The cost savings from the National Coin Acquisition represents certain identifiable personnel cost savings relating to the elimination of 6 employees of the NCL Entities for $85 and certain identifiable cost savings for professional fees, facility, insurance and other costs for $69 resulting from the reduction and consolidation of certain regional operations in Ohio and Indiana and administrative functions in Roslyn, N.Y. pursuant to the cost savings program. Each of the above-mentioned pro forma personnel and facility cost savings are derived from actual historical amounts reflected on the acquired entities' financial statements. Additionally, substantially all the employees have been terminated and the expected cost savings have begun to be realized with respect to all of the facilities for which cost savings have been recorded. If the Company's integration plans had occurred on March 30, 1996, the Company believes that there would have been no effect on revenues or expenses other than as presented in the pro forma statements of operations.
(c) Represents the amortization of contract rights and goodwill over 15 years, related to the Reliable Acquisition and the National Coin Acquisition.
(d) Represents the amortization of the covenant not to compete over 5 years, related to the National Coin Acquisition.
(e) Represents the decrease in depreciation expense for the fixed assets of the Reliable Entities primarily resulting from extending the lives of laundry equipment and components from 5 or 7 years to 8 years, to be consistent with the Company's accounting policy.

(f) The following table presents a reconciliation of pro forma interest expense:

                                                                 SIX MONTHS
                                                                   ENDED
                                                             SEPTEMBER 26, 1997
                                                             ------------------
    Historical combined interest expense...................       $21,282
                                                                  -------
    Add:
      Interest on $44.0 million term loan to finance the
       Reliable Acquisition................................           150
      Interest on $16.0 million revolving loan to finance
       the National Coin Acquisition.......................           410
      Interest on $100.0 million Series C Notes at 11.75%..         5,875
      Amortization of deferred finance costs on new debt:
        Senior Notes.......................................           273
    Deduct:
      Interest of acquired businesses......................          (153)
      Interest on $104.75 million term loans repaid by
       proceeds of the Bond Offering.......................        (4,295)
      Interest on $23.5 million term loan repaid with
       proceeds from the Offering..........................          (964)
      Interest on $15.0 million promissory note repaid with
       proceeds from the Offering..........................          (741)
      Amortization of $9.875 million premium recorded on
       the issuance of the Series C Notes (8 years)........          (617)
                                                                  -------
    Pro forma adjustment...................................           (62)
                                                                  -------
    Pro forma interest expense.............................       $21,220
                                                                  =======

(g) Represents income tax impact on purchase accounting adjustments and other pro forma adjustments.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                              FINANCIAL CONDITION

GENERAL

  The Company's primary financial objective is to increase its EBITDA, which is a source of funds to service indebtedness and for investment in both continued internal growth and acquisitions. In the 1997 fiscal year and the six months ended September 26, 1997, the Company experienced net losses. Such net losses are attributable in part to significant non-cash charges associated with the Company's execution of its business strategy, namely, (i) high levels of depreciation and lease amortization expenses related to the addition of new machines and customers and (ii) increases in goodwill amortization associated with acquisitions accounted for under the purchase method of accounting.

  The Company is principally engaged in the business of supplying outsourced coin-operated laundry equipment services to multi-family housing properties. The Company owns and operates approximately 420,000 coin-operated washers and dryers in approximately 42,000 multi-family housing properties on routes throughout the United States and 151 retail laundromats located throughout Texas.

  The Company provides outsourced coin-operated laundry equipment services to locations by leasing laundry rooms from building owners and property management companies, typically on a long-term, renewable basis. In return for the exclusive right to provide these services, most of the Company's contracts provide for commission payments to the location owners. Commission expense (also referred to as rent expense), the Company's single largest expense item, is included in laundry operating expenses and represents payments to location owners. Commissions may be fixed amounts or percentages of revenues and are generally paid monthly. Also included in laundry operating expenses are the cost of servicing and collections in the route business, including, payroll, parts, vehicles and other related items, the cost of sales associated with Super Laundry Equipment Corp. ("Super Laundry") and certain expenses related to the operation of retail laundromats.

  In addition to commission payments, many of the Company's leases require the Company to make advance rental payments to the location owners. These advance payments are capitalized and amortized over the life of the applicable lease.

  Other revenue sources for the Company include: (i) leasing laundry equipment and other household appliances and electronic items to corporate relocation entities, individuals, property owners and managers of multi-family housing properties (approximately $1.5 million for the six months ended September 26, 1997); (ii) operating, maintaining and servicing retail laundromats (approximately $10.5 million for the six months ended September 26, 1997); and
(iii) constructing complete turnkey retail laundromats, retrofitting existing retail laundromats, distributing exclusive lines of commercial coin and non-coin machines and parts, and selling service contracts (approximately $12.3 million for the six months ended September 26, 1997).

LIQUIDITY AND CAPITAL RESOURCES

  As the Company has focused on increasing its EBITDA, it has made significant capital investments, primarily consisting of acquisitions, renewal and growth capital expenditures. For the twelve months ended March 29, 1996, the 1997 fiscal year and the six months ended September 26, 1997, cash flows used in investing activities totaled approximately $39.2 million, $196.7 million and $91.9 million, respectively. These investments have been primarily funded through cash flows from operations and borrowings under the Credit Facility.

  The Company intends to amend and restate the Credit Facility concurrently with the Offering. The amended and restated Credit Facility is expected to provide $235 million of secured financing consisting of (i) a $35 million working capital revolving credit facility (undrawn at closing of the Offering) bearing interest at an annual rate of LIBOR plus 1.50%; (ii) a $125 million acquisition revolving credit facility (undrawn at closing of the Offering) bearing interest at an annual rate of LIBOR plus 1.50%; and (iii) a $75 million term loan facility (fully funded at closing of the Offering) bearing interest at an annual rate of LIBOR plus 2.00%. The working capital revolving credit facility and the acquisition revolving credit facility are expected to mature in six years, and the term loan facility is expected to mature in seven years. In addition to certain terms and provisions, events of default, and customary restrictive covenants and agreements, the Credit Facility is expected to contain certain covenants including, but not limited to, a maximum leverage ratio, a minimum consolidated interest coverage ratio, and limitations on indebtedness, capital expenditures, advances, investments and loans, mergers and acquisitions, dividends, stock issuances, transactions with affiliates and Coinmach's ability to pay dividends. Upon the amendment and restatement of the Credit Facility, the Company expects that it will be in full compliance with all presently proposed financial ratios and covenants limiting the incurrence of indebtedness and, immediately following the Offering, will have the ability to utilize the full amount of the $35 million working capital revolving loan contained in the amended and restated Credit Facility. There can be no assurances, however, that the Company will amend and restate such Credit Facility.

  The Company anticipates that it will continue to utilize cash flows from operations to finance its capital expenditures and working capital needs, including interest payments on its outstanding indebtedness. Capital expenditures for the six months ended September 26, 1997 were approximately $91.9 million. Of such amount, the Company spent approximately $66.3 million in acquisition and related transaction costs, including the Reliable Acquisition, and approximately $8.0 million related to the net increase in the installed base of machines. The balance was used for renewal of the Company's existing machine base and for general corporate purposes.

  During the 1997 fiscal year, the Company spent $213.0 million in capital expenditures, of which $171.5 million, or approximately 80.6%, was used for the execution of the Company's acquisition strategy. Of the remaining capital investment, $12.5 million, or approximately 5.8%, was used for internally generated growth and $29.1 million, or approximately 13.6%, related primarily to expenditures for the renewal of the Company's existing machine base. The full impact on revenues and EBITDA generated from capital expended on acquisitions and the net increase in the installed base are not expected to be reflected in the Company's financial results until subsequent reporting periods. The age of the Company's equipment is evenly distributed over its machine base, and management estimates that no more than approximately 12% of its machine base is likely to be replaced in any given year. The Company anticipates that renewal capital expenditures, which exclude acquisitions and capital expenditures for internal growth, will be approximately $38.0 million for the twelve months ending March 31, 1998. While the Company estimates that it will generate sufficient cash flows from operations to finance anticipated capital expenditures, there can be no assurances that it will be able to do so. The Company also relies upon available credit under its existing credit facility as an additional source of revenue for capital expenditures.

  On a pro forma basis, after giving effect to all route acquisitions consummated through July 1997 as if such transactions occurred at the beginning of such period, the Company spent $290.2 million on capital expenditures for the 1997 fiscal year (including approximately $233.9 million in acquisition and related transaction costs).

  The Company's working capital requirements are, and are expected to continue to be, minimal since a significant portion of the Company's operating expenses are not paid until after cash is collected from the installed machines. In connection with certain of the financing agreements governing the Company's indebtedness, Coinmach is required to make monthly cash interest payments under the Credit Facility and semi-annual cash interest payments on the Series B Notes and the Series C Notes.

  The Company's depreciation and amortization expenses (aggregating approximately $46.3 million and $34.6 million for the 1997 fiscal year and the six months ended September 26, 1997, respectively) have the effect of reducing net income but not operating cash flow. In accordance with GAAP, a significant portion of the purchase prices of businesses acquired by the Company is allocated to "contract rights", which costs are amortized over periods of up to 15 years.

  On October 8, 1997, Coinmach completed the private placement (the "Bond Offering") of $100 million aggregate principal amount of its Series C Notes on substantially identical terms as its outstanding Series B 11 3/4% Senior Notes due 2005 (the "Series B Notes"). The issue price was 109.875%, representing a 9.94% yield to maturity. Substantially all of the proceeds of the Bond Offering were used to reduce Coinmach's outstanding indebtedness under the Credit Facility, including the repayment of all revolving loan and Tranche A term loan indebtedness.

  Management believes that the Company's future operating activities will generate sufficient cash flow to repay borrowings under the Series B Notes, the Series C Notes and the Credit Facility or to permit any necessary refinancings thereof. An inability of the Company, however, to comply with covenants or other conditions contained in the indenture governing the Series B Notes (the "Series B Indenture"), the indenture governing the Series C Notes (the "Series C Indenture") or in the Credit Agreement could result in an acceleration of all amounts due under the Series B Indenture, the Series C Indenture and the Credit Agreement. If the Company is unable to meet its debt service obligations, it could be required to take certain actions such as reducing or delaying capital expenditures, selling assets, refinancing or restructuring its indebtedness, selling additional equity capital or other actions. There is no assurance that any of such actions could be effected on commercially reasonable terms, if at all, or on terms permitted under the Credit Agreement, the Series B Indenture or the Series C Indenture.

  The Company's ability to incur additional indebtedness to facilitate its acquisition strategy is limited by the covenants and other restrictions imposed by the Series B Indenture, the Series C Indenture and the Credit Agreement, including, without limitation, compliance with certain financial covenants and maintenance tests and ratios, including debt to equity and fixed charge coverage ratios. As of November 1, 1997, subject to compliance with the foregoing covenants, the Company would have had approximately $98.5 million of availability under its revolving credit facility. The amount of additional indebtedness the Company is able to incur to further facilitate its acquisition strategy is dependent upon a number of variables, including, without limitation, the pro forma effects of the acquisition with respect to which such additional indebtedness is to be incurred.

INFLATION AND SEASONALITY

  In general, the Company's laundry operating expenses and general and administrative expenses are affected by inflation and the effects of inflation may be experienced by the Company in future periods. Management believes that such effects have not been nor will be material to the Company. The Company's business generally is not seasonal.

FORWARD-LOOKING INFORMATION

  This Prospectus contains or may contain certain forward looking statements and information that are based on the beliefs of the Company's management as well as estimates and assumptions made by, and information currently available to, the Company's management. The words "anticipate," "believe," "estimate," "expect," "future," "intend," "plan" and similar expressions, as they relate to the Company or the Company's management, identify forward looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions relating to the Company's operations and results of operations, competitive factors, shifts in market demand, and other risks and uncertainties, including, in addition to any uncertainties specifically identified in the text surrounding such statements, uncertainties with respect to changes or developments in social, economic, business, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including the Company's stockholders, customers, suppliers, competitors, legislative, regulatory, judicial and other governmental authorities. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned.

                                   BUSINESS

OVERVIEW

  The Company, established in 1947, is the leading supplier of outsourced coin-operated laundry equipment services for multi-family housing properties in the United States. The Company's business involves leasing laundry rooms from building owners and property management companies, installing and servicing the laundry equipment and collecting revenues generated from laundry machines. The Company owns and operates approximately 420,000 coin-operated washers and dryers in approximately 42,000 locations on routes throughout the United States and in 151 retail laundromats located throughout Texas.

  In January 1995, the Company initiated a strategy of controlled growth through acquisitions. This strategy was designed to increase the installed machine base in its then existing operating region as well as to provide the Company with a strong market presence in new regions. Since January 1995, the Company has completed six significant acquisitions adding revenues of approximately $221 million and expanding its national presence from the Northeast into the Mid-Atlantic, Southeast, South-Central, Midwest and Western regions of the United States. Accordingly, the Company has grown its installed base from approximately 54,000 machines to approximately 420,000 machines.

  As a result of this strategy of growth, the Company's revenues and EBITDA have grown from $72.9 million and $13.6 million, respectively, on a historical basis for the twelve months ended March 31, 1995, to $306.9 million and $97.8 million (before deducting non-cash stock based compensation charges), respectively, for the 1997 fiscal year, on a pro forma basis, giving effect to the acquisitions consummated by the Company since March 30, 1996.

BUSINESS STRATEGY

  The Company's business strategy is to enhance its position as the largest provider of outsourced coin-operated laundry equipment services in the United States. Management intends to continue to grow the Company's installed machine base both internally and through selective acquisitions to achieve benefits of scale, increase its operating efficiencies and improve its financial performance. Internal growth is comprised of: (i) adding new customers in existing regions and securing contracts for additional locations from current customers; (ii) converting owner-operated facilities to Company managed facilities; (iii) improving the net contribution per machine through operating efficiencies and selective price increases; and (iv) pursuing additional growth opportunities presented by the Company's leading market position and access to approximately four million individual housing units. The Company's acquisition strategy is to continue to selectively acquire local, regional and multi-regional route businesses from independent operators at attractive prices. The Company is currently evaluating several acquisition opportunities, however, there can be no assurance that, subsequent to ongoing negotiations and due diligence reviews, the Company will complete any such acquisitions.

  An important element of the Company's business strategy is to continue to expand its geographic presence to gain additional regional and multi-regional account opportunities with large multi-family housing property managers and owners. Management believes that a significant portion of its customer base, which manages multi-family housing and other residential properties, is consolidating. Consequently, management believes that opportunities for outsourcing coin-operated laundry equipment services to professionally managed, multi-regional, well-capitalized independent operators such as the Company are increasing.

  The Company's business strategy also includes the continued development of the Integrated Computer Systems which management believes are the most advanced in the industry. The Integrated Computer Systems provide real-time operational and competitive data, which in conjunction with the Company's multi-regional service capabilities, enhance the Company's operating efficiencies throughout its regions and enable the Company to deliver superior customer service. The Integrated Computer systems also provide the Company with the flexibility to integrate acquisitions on a timely basis, including key functions such as sales, service, collections and security. Finally, as the industry leader, the Company works closely with its equipment vendors to assess ongoing technological changes and implements those which the Company believes are beneficial to operating efficiencies and financial performance.

GROWTH STRATEGY

  The Company's growth strategy is to increase operating cash flow and profitability through a combination of internal expansion and acquisitions.

  Internal Expansion. Internal expansion is comprised of: (i) increasing the installed machine base by adding new customers and increasing the number of locations with existing customers; (ii) converting owner-operated facilities to Company managed facilities; (iii) improving the net contribution per machine through operating efficiencies and selective price increases; and (iv) pursuing additional growth opportunities presented by its leading market position and access to approximately four million individual housing units.

    New Customers and Locations. The Company's sales and marketing efforts focus on two areas of expansion within its existing operating regions. The Company's primary means of internal expansion is by marketing the Company's products and services to building managers and property owners whose leases with other laundry equipment services providers are near expiration. The Company's Integrated Computer Systems track information on the lease expirations of its competitors. The Company believes that its leading market position and expanding geographic presence, primarily achieved through acquisitions, enhances its ability to gain new customers and additional locations from its existing customers.

    Conversions. Management believes that there are approximately 1.0 million machines installed in locations which continue to be managed by owner-operators. Building owners or managers can forgo significant cash outlays by contracting with the Company to purchase, service and maintain laundry equipment. Accordingly, the Company pursues building owners and managers who will contract with the Company to outsource their coin-operated laundry facilities. The Company offers a full range of services from the design, construction and installation of new laundry facilities to the refurbishment of existing facilities. Management believes these services provide a competitive advantage in securing new customers.

    Operating Efficiencies and Price Increases. The Company focuses on improving its net contribution per machine through achieving operating efficiencies and selective price increases. Due to factors beyond the Company's control, however, there can be no assurance that such efficiency or price increases will occur.

    Other Growth Opportunities. While management intends to continue its focus on increasing its installed machine base, management believes that its leading market position and its access to over four million housing units provides the Company with additional growth and diversification opportunities. These opportunities include laundry equipment rental as well as other route based facilities management services. In addition, the Company is discussing the formation of strategic alliances with vendors of products complimentary to its customer base. See "--Other Operations."

  Management believes that its strategy of growth within its existing operating regions will result in additional economies of scale and operating efficiencies associated with an expanded machine base. Such growth, however, will be dependent upon a number of factors beyond the Company's control, such as the Company's ability to secure new contracts from owner-operators on commercially favorable terms and competitive forces that may reduce the number of opportunities to secure new locations or to effect price increases.

  Acquisitions. The Company intends to continue to capitalize on opportunities within the fragmented coin-operated laundry equipment services industry through selective acquisitions of additional route businesses. It has been the Company's experience that there are numerous private, family-owned businesses that often lack the financial resources to provide advance rental payments, install new equipment, make laundry room improvements or otherwise compete effectively with larger independent operators such as the Company to secure new or existing contracts. Consequently, such independent operators, especially those which are undergoing generational ownership changes, represent potential acquisition opportunities for the Company. See "The Company--Acquisitions."

  Management believes the Company is well positioned to capitalize on acquisition opportunities due to its operating efficiencies, its access to capital resources, and senior management's extensive experience and relationships in the industry. The Company evaluates potential acquisitions based on the size of the business (in terms of revenues and machine base), the geographic concentration of the business, market penetration, service history, customer relations, existing contract terms and potential operating efficiencies and cost savings. The Company considers three types of acquisition candidates: (i) small, local route operators; (ii) regional route operators; and (iii) large, multi-regional route operators.

    Local route operators. The purchase of small, local operators (businesses operating within one of the Company's existing regions) results in eliminating most of the target's existing cost structure through the complete absorption of its machine base into the Company's operations. The Company's experience has been that the acquisition of local route operators has increased operating leverage within its operating regions. In many instances, the Company is able to acquire routes adjacent to its existing areas of operation without incurring significant incremental operating costs.

    Regional route operators. The Company's acquisition of regional route operators provides opportunities to improve its cash flow by eliminating duplicative corporate and administrative functions, reducing capital expenditures through improved purchasing power and implementing the Company's Integrated Computer Systems. Since April 1, 1996, the Company has completed the Allied Acquisition, the Reliable Acquisition and the National Coin Acquisition. The Allied Acquisition has been substantially integrated and, in addition to improving the Company's cash flow, has allowed the Company to establish a larger market presence in the Mid-West. Management expects to integrate substantially all of the operations formerly conducted by the Reliable Entities and the NCL Entities into the Company's operations during 1997 and to achieve targeted cost savings as a result of such integration.

    Multi-regional route operators. Management believes that the acquisition of a large, multi-regional route operator results in a number of operating efficiencies, including significant cost savings through the elimination of duplicative financial and administrative functions and related fixed costs. In addition, the increased volume of equipment purchases usually results in reduced per unit capital expenditures. As is the case with all acquisitions, the Company's Integrated Computer Systems are utilized to provide further operating efficiencies and related cost savings. Kwik Wash is an example of a multi-regional acquisition which enabled the Company to substantially increase its operating base, add several experienced regional managers, penetrate new markets and, along with the aforementioned regional acquisitions, become the largest industry participant.

  As part of the Company's growth strategy, the Company continues to evaluate acquisition opportunities. There can be no assurance however that, subsequent to ongoing negotiations and due diligence reviews, the Company will complete any such acquisitions.

FINANCIAL CHARACTERISTICS OF THE BUSINESS

  The Company's business has the following financial characteristics:

  Recurring Revenues. The Company derives a majority of its revenues from outsourced coin-operated laundry equipment services typically performed under long-term contracts with landlords, property management companies and owners of rental apartment buildings, condominiums and cooperatives, university and institutional housing and other multi-family housing properties. Management estimates that approximately 90% of its locations are subject to long-term contracts with initial terms of three to ten years, most of which have automatic renewal or right of first refusal provisions. During the 1997 fiscal year, the Company retained approximately 97% of its existing machine base. The Company believes that its ability to retain its customers and machine base is attributable to a number of factors, including the Company's national reputation for superior service, the structure of its contracts and the strength of its long-term customer relationships.

  Diversified Customer Base. The Company provides outsourced coin-operated laundry equipment services to over 42,000 laundry rooms in its operating regions, and no one customer accounts for more than 2% of its revenues. Management estimates that the Company's services are located in multi-family housing properties containing over four million individual housing units.

  Leverageable Cash Flows. Due to the stable, recurring nature of the Company's revenues and its consistent EBITDA levels, the Company has been able to obtain debt financing on favorable terms to support its acquisition strategy. This use of debt financing to support growth is an important component of the Company's financial strategy, and the Company believes that access to both the public and private debt markets provides it with a competitive advantage.

  Benefits of Scale. By increasing its installed machine base, the Company has benefited from economies of scale in both operating costs and purchasing power. The Company is able to leverage its existing infrastructure, including its sales, service, collections, security and corporate overhead, over a larger installed machine base than its competition. As a result, the Company has been able to improve its EBITDA margin as it has increased its size. For the twelve months ended March 29, 1996, the 1997 fiscal year and the six months ended September 26, 1997, the Company's EBITDA margins were 28.6%, 30.4% and 31.1%, respectively. Furthermore, due to its purchasing power, management believes that the Company is able to purchase equipment on terms more favorable than those available to smaller industry participants.

  Significant Portion of Capital Investment Related to Growth. During the 1997 fiscal year, the Company spent $213.0 million in capital expenditures, of which $171.5, or approximately 80.6%, was used to finance acquisitions as part of the Company's growth strategy. Of the remaining capital investment, $12.5 million, or approximately 5.8%, was used for internally generated growth and $29.1 million, or approximately 13.6%, related to the renewal of the Company's existing machine base.

INDUSTRY

  The coin-operated laundry equipment services industry is characterized by stable cash flows generated by long-term, renewable lease contracts with multi-family housing property owners and management companies. The industry is highly fragmented, with many small, private and family-owned route businesses continuing to operate throughout all major metropolitan areas. According to information provided by the Multi-housing Laundry Association, the industry consists of over 280 independent operators. Based upon industry estimates, management believes there are approximately 3.5 million installed machines in multi-family properties throughout the United States, approximately 2.5 million of which have been outsourced to independent operators such as the Company and approximately 1.0 million of which continue to be operated by the owners of such locations.

  The industry is highly capital intensive and customers require prompt and reliable service. The majority of capital costs are incurred upon procurement of new leases. Initial costs include replacing or repairing existing washers and dryers, refurbishing laundry rooms and making advance rental payments to secure long-term, renewable leases. After the initial expenditures, ongoing working capital requirements are minimal, since machines operate throughout the term of the contract under which they are installed if serviced properly, and variable costs are paid out of revenues collected from the machines.

  Historically, the industry has been characterized by stable demand and has proven to be resistant to changing market conditions and general economic cycles. Management believes that the industry's consistent and predictable revenue and cash flow from operations are primarily due to: (i) the long-term nature of location leases; (ii) the stable demand for laundry services; and
(iii) minimal ongoing working capital requirements.

OPERATIONS

  The principal aspects of the Company's operations include: (i) sales and marketing; (ii) location leasing; (iii) service; (iv) information management;
(v) remanufacturing and (vi) collection security.

  Sales and Marketing. The Company markets its products and services through a sales staff with an average industry experience of over ten years. The principal responsibility of the sales staff is to solicit and negotiate lease arrangements with building owners and managers. All sales personnel are paid commissions that comprise 50% or more of their annual compensation. Selling commissions are based on a percentage of a location's annualized earnings before interest and taxes. Sales personnel must be proficient with the application of sophisticated financial analyses which calculate minimum returns on investment to achieve the Company's targeted goals in securing location contracts and renewals. Management believes that its sales staff is among the most competent and effective in the industry.

  The Company's marketing strategy emphasizes service excellence offered by its experienced, highly skilled personnel and its quality equipment that maximizes efficiency and revenue and minimizes machine down-time. Additionally, the Integrated Computer Systems monitor performance, repairs and maintenance, as well as the profitability of locations on a daily basis. The Company's sales staff targets potential new and renewal lease locations by utilizing its Integrated Computer Systems' extensive database that provides information on the Company's, as well as its competitors' locations. All sales activity, from sale entries to data on service and installation, is recorded and monitored daily on a custom-designed, computerized sales planner.

  No single customer represents more than 2% of the Company's revenues or installed machine base. In addition, the Company's ten largest customers taken together account for less than 10% of the Company's revenues.

  Location Leasing. The Company's leases provide the Company the exclusive right to operate and service the laundry equipment, including repairs and maintenance. The Company typically sets pricing for the use of the machines on location, and the property owner or property manager maintains the premises and provides utilities such as gas, electricity and water.

  In return for the exclusive right to provide laundry equipment services, most of the Company's leases provide for monthly commission payments to the location owners. Under the majority of leases, these commissions are based on a percentage of the cash collected from the laundry machines. Many of the Company's leases require the Company to make advance rental payments to the location owner in addition to commissions. The Company's leases typically include provisions that allow for unrestricted price increases, a right of first refusal (an opportunity to match competitive bids at the expiration of the lease term) and termination rights if the Company does not receive minimum net revenues from a lease. The Company has some flexibility in negotiating its leases and, subject to regional competitive factors, may vary the terms and conditions of a lease, including commission rates and advance rental payments. The Company evaluates each lease opportunity through its Integrated Computer Systems which are designed to achieve certain targeted levels of return on investment.

  Management estimates that approximately 90% of its locations are under long-term leases with initial terms of three to ten years. Of the remaining locations not subject to long term leases, the Company believes that it has retained a majority of such customers through long-standing relationships and intends to continue to service such customers. Approximately 42% of the Company's leases renew automatically, and the Company has a right of first refusal on termination in approximately 40% of its leases. The Company's automatic renewal clause typically provides that, if the building owner fails to take any action prior to the end of the original lease term or any renewal term, the lease will automatically renew on substantially similar terms. As of September 26, 1997, the Company's leases have an average remaining life to maturity of approximately 50 months (without giving effect to automatic renewals).

  Service. The Company's employees deliver, install, service and collect from coin-operated washers and dryers in laundry facilities at its leased locations.

  The Company's fleet of 352 radio-equipped service vehicles allows the quick dispatch of service technicians in response to both computer-generated (for preventive maintenance) and customer-generated service calls. On a daily basis, the Company receives and responds to approximately 2,200 service calls. Management estimates that less than 1% of the Company's machines are out of service on any given day. The ability to reduce machine down time, especially during peak usage, serves to enhance revenue and improve the Company's reputation with its customers.

  In a business that emphasizes prompt and efficient service, management believes that the Company's Integrated Computer Systems provide a significant competitive advantage in terms of responding promptly to customer needs. Computer-generated service calls for preventive maintenance are based on previous service history, repeat service call analysis and monitoring of service areas. These operations coordinate the Company's radio-equipped service vehicles that allow the Company to address customer needs quickly and efficiently.

  Information Management. Management believes that the Company's Integrated Computer Systems serve three major functions: (i) tracking the service cycle of equipment; (ii) monitoring revenues and costs by location, customer and salesperson; and (iii) providing information on competitor's lease renewal schedules.

  The Integrated Computer Systems provide speed and accuracy throughout the entire service cycle by integrating the functions of service call entry, dispatching service personnel, parts and equipment purchasing, installation, distribution and collection. In addition to coordinating all aspects of the service cycle, the Company's Integrated Computer Systems track contract performance which indicate unreported machine failure or pilferage and provide data to forecast future equipment failures.

  Data on machine performance is used by the sales staff to forecast revenue by location. Management is able to obtain daily, monthly, quarterly and annual reports on location performance, coin collection, service and sales activity by salesperson.

  The Integrated Computer Systems also provide the sales staff with an extensive database essential to the Company's marketing strategy to obtain new business through competitive bidding or owner-operator conversion opportunities.

  Management also believes that the Integrated Computer Systems enhance the Company's ability to successfully integrate acquired businesses into its existing operations. It has been the experience of the Company's management that regional or muti-regional acquisitions can be integrated within 90 to 120 days, while a local acquisition can be integrated almost immediately.

  Remanufacturing. The Company's remanufacturing operations provide approximately one-third of its annual machine installation requirements. The Company rebuilds and reinstalls a portion of its machines at approximately one-third the cost of acquiring new machines. Remanufactured machines are restored to virtually new condition with the same estimated average life and service requirements as new machines. Machines that can no longer be remanufactured are added to the Company's inventory of spare parts.

  The Company maintains four regional remanufacturing facilities which provide for consistent machine quality and efficient operations and are strategically located to service each of its operating regions.

  Collection Security. Management believes that it provides the highest level of collection security control in the laundry equipment services industry. The Company utilizes numerous precautionary procedures with respect to cash collection, including frequent alteration of collection patterns, extensive monitoring of collections and other control mechanisms. The Company enforces stringent employee standards and screening procedures with prospective employees. Employees responsible for or who have access to the collection of funds are tested randomly and frequently. Additionally, the Company's security department performs trend and variance analyses of daily collections by location. Security personnel monitor locations, conduct investigations, and implement additional security procedures as necessary.

COMPETITION

  The coin-operated laundry equipment services industry is highly competitive, capital intensive and requires reliable, quality service. Despite the overall fragmentation of the industry, there are currently three companies, including the Company, with significant operations in multiple regions throughout the United States. The other large multiple region operators are Web Service Company, Inc. and Macke Laundry Service, L.P.

OTHER OPERATIONS

  In addition to supplying outsourced coin-operated laundry equipment services, the Company has expanded its breadth of operations to other, related lines of business:

  Individual Housing Units. Through the acquisition of Appliance Warehouse, the Company entered the business of renting laundry equipment and other household appliances and electronic items to individuals. With access to approximately four million individual housing units, the Company believes its new business line represents an opportunity for growth in a new market segment which is complementary to its core business.

  Laundromat Construction. Super Laundry, a wholly owned subsidiary of Coinmach, is a laundromat construction and equipment distribution company. Super Laundry's business consists of constructing complete turnkey laundromat retail stores, retrofitting existing laundromat retail stores, distributing exclusive lines of commercial coin and non-coin operated machines and parts, and selling service contracts. Super Laundry's customers generally enter into sales contracts pursuant to which Super Laundry constructs and equips a complete laundromat operation, including location identification, construction, plumbing, electrical wiring and all required permits.

  Retail Laundromat Operations. The Company operates 151 retail laundromats located throughout Texas, 150 of which were acquired in the Kwik Wash Acquisition. The operation of the retail laundromats involves leasing store locations in desired geographic areas, maintaining an appropriate mix of washers and dryers at each store location and servicing such washers and dryers at such locations. The Company is also responsible for maintaining the premises at each laundromat and paying for utilities and related expenses.

FACILITIES

  As of November 1, 1997, the Company leases 39 offices throughout its operating regions serving various operational purposes, including sales and service activities, collections and warehousing. The Company presently maintains its headquarters in Roslyn, New York, leasing approximately 40,000 square feet pursuant to a five year lease terminating April 30, 2001. The Company's Roslyn facility is used for general corporate purposes, as well as for remanufacturing and warehouse space for the Northeast operating region. The Company has an option to purchase the Roslyn facility, which it presently does not intend to exercise.

EMPLOYEES

  As of November 1, 1997, the Company employed approximately 1,450 full-time employees (including 334 laundromat attendants in the Company's retail laundromats in Texas). Approximately 140 hourly workers in the Northeast region are represented by Local 966, affiliated with the International Brotherhood of Teamsters (the "Union"). Management believes that the Company has maintained a good relationship with the Union employees and has never experienced a work stoppage since its inception.

LEGAL PROCEEDINGS

  The Company and its predecessors have been named as defendants in a number of legal actions arising in the ordinary course of its business. Although the amount of any liability that could arise with respect to these actions can not be accurately predicted, management believes that any such liability, individually or in the aggregate, will not have a material adverse effect on the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of Coinmach Laundry are:

         NAME                     AGE                    TITLE
         ----                     ---                    -----
   Stephen R. Kerrigan...........  44 Chairman of the Board and Chief Executive
                                      Officer, Director
   Mitchell Blatt................  46 President, Chief Operating Officer,
                                      Director
   Robert M. Doyle...............  40 Chief Financial Officer, Senior Vice
                                      President, Treasurer, Secretary
   John E. Denson................  60 Senior Vice President--Corporate
                                      Development
   Michael E. Stanky.............  46 Senior Vice President
   Bruce V. Rauner...............  41 Director
   David A. Donnini..............  32 Director
   James N. Chapman..............  35 Director
   Dr. Arthur B. Laffer..........  57 Director
   Stephen G. Cerri..............  61 Director

BACKGROUND AND EXPERIENCE

  Mr. Kerrigan has been Chief Executive Officer of Coinmach Laundry since April 1996 and of Coinmach since November 1995. Mr. Kerrigan was President and Treasurer of Solon and Coinmach Laundry from April 1995 to April 1996, and Chief Executive Officer of The Coinmach Corporation ("TCC"), a predecessor of Coinmach, from January 1995 to November 1995. Mr. Kerrigan has been a director and Chairman of the Board of Coinmach Laundry since April 1995 and of Coinmach since November 1995. Mr. Kerrigan was a director of TCC from January 1995 to November 1995 and a director of Solon from April 1995 to November 1995. Mr. Kerrigan served as Vice President and Chief Financial Officer of TCC's predecessor, Coinmach Industries from 1987 to 1994. Mr. Kerrigan was an executive officer of CIC, which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in 1993.

  Mr. Blatt has been President and Chief Operating Officer of Coinmach Laundry since April 1996 and of Coinmach since November 1995. Mr. Blatt was the President and Chief Operating Officer of TCC from January 1995 to November 1995. Mr. Blatt has been a director of Coinmach Laundry and Coinmach since November 1995. Mr. Blatt joined TCC as Vice President-General Manager in 1982 and was Vice President and Chief Operating Officer from January 1988 to February 1994. Mr. Blatt was an executive officer of CIC, which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in 1993.

  Mr. Doyle has been Chief Financial Officer, Senior Vice President, Treasurer and Secretary of Coinmach Laundry since April 1996 and of Coinmach since November 1995. Mr. Doyle has been a director of Coinmach since November 1995. Mr. Doyle served as Vice President, Treasurer and Secretary of TCC from January 1995 to November 1995. Mr. Doyle joined TCC in 1987 as Controller. In 1988, Mr. Doyle became Director of Accounting, and was promoted in 1989 to Vice President and Controller. Mr. Doyle was an executive officer of CIC which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in 1993.

  Mr. Denson has been Senior Vice President of Coinmach Laundry since April 1996 and of Coinmach since November 1995. Mr. Denson was Senior Vice President, Finance of Solon from June 1987 to November 1995. Mr. Denson served as an officer of Solon under various titles since 1973, and served as a director and Co-Chief Executive Officer of Solon from November 1994 to April 1995.

  Mr. Stanky has been Senior Vice President of Coinmach Laundry since April 1996 and of Coinmach since November 1995. Mr. Stanky was a Senior Vice President of Solon from July 1995 to November 1995. Mr. Stanky served Solon in various capacities since 1976, and in 1985 was promoted to Area Vice President responsible for Solon's South-Central Region. Mr. Stanky served as a Co-Chief Executive Officer of Solon from November 1994 to April 1995.

  Mr. Rauner has been a director of Coinmach Laundry since April 1995. Mr. Rauner was a director of Coinmach from November 1995 to November 1996 and a director of TCC from January 1995 to November 1995. Mr. Rauner has been a Principal of GTCR since 1981. Mr. Rauner serves as a director of COREStaff, Inc., Esquire Communications Ltd., Lason Systems, Inc., and Polymer Group, Inc.

  Mr. Donnini has been a director of Coinmach Laundry since April 1995. Mr. Donnini was a director of Coinmach from November 1995 to November 1996 and a director of TCC from January 1995 to November 1995. Mr. Donnini has been a Principal of GTCR since 1993. From 1991 to 1993, Mr. Donnini was an Associate with GTCR. Mr. Donnini serves as a director of Polymer Group, Inc., International Computer Graphics, Inc., U.S. Aggregates, Inc., Keystone Group Holdings, Inc., Dickson Media, Inc. and Cherrydale Farms, Inc.

  Mr. Chapman has been a director of Coinmach Laundry since April 1995. Mr. Chapman is presently Vice President--Investment Banking with The Renco Group, Inc., a financial services company. Mr. Chapman was a Principal of Fieldstone Private Capital Group, L.P., a private holding company, from its inception in 1990 to May 1996. Mr. Chapman was a director of Coinmach from November 1995 to November 1996 and a director of TCC from January 1995 to November 1995.

  Dr. Laffer has been a director of Coinmach Laundry since September 1996. Dr. Laffer is a director of Mastec, Inc., Nicholas Applegate Mutual Funds, Nicholas Applegate Growth Equity Funds, Casmyn, Inc. and United States Filter Corporation. Dr. Laffer has been Chairman and Chief Executive Officer of A.B. Laffer, V.A. Canto & Associates, an economic consulting firm, since 1979, Chief Executive Officer of Calport Asset Management, Inc., a money management firm, since 1992 and Chief Executive Officer of Laffer Advisors, Inc., a registered broker-dealer and investment advisor since 1985.

  Mr. Cerri has been a director of Coinmach Laundry since September 1996. Mr. Cerri has been Chairman and Chief Executive Officer of Alinabal Holdings Corporation, manufacturer of electro-mechanical and mechanical products, since November 1987 and a consultant with Capstone Management Resources, Inc., a firm which provides consulting services to clientele involved in leverage transactions.

  The Board consists of seven members and is divided into three classes of directors. Each class of directors is elected to serve for a term of three years, so that the term of office of approximately one-third of the directors will expire each year. At each annual meeting of stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their successors are duly elected and qualified. All executive officers serve at the discretion of the Board. There are no family relationships between any of the directors or executive officers of the Company.


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  On October 9, 1997, Coinmach paid Mr. Chapman $200,000 for financial advisory services rendered in connection with the Bond Offering.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information known to Coinmach Laundry with respect to the beneficial ownership of the Common Stock as of December 15, 1997, and as adjusted to reflect the sale of Common Stock offered hereby, by:
(i) each person or entity who is known by Coinmach Laundry to own beneficially more than 5% of the Common Stock; (ii) each of Coinmach Laundry's directors;
(iii) the current executive officers of Coinmach Laundry; (iv) all current directors and executive officers as a group; and (v) each Selling Stockholder. Except as indicated in the footnotes to the table, the persons and entities named in the table have sole voting and investment power with respect to all shares of Common Stock which they respectively beneficially own.

                               SHARES                              SHARES
                            BENEFICIALLY                        BENEFICIALLY
                           OWNED PRIOR TO                        OWNED AFTER
                             OFFERING(1)                         OFFERING(1)
                          ---------------------               -----------------
                                                  NUMBER OF
                                                   SHARES
                                                    BEING
    NAME AND ADDRESS       NUMBER       PERCENT OFFERED(2)(3)  NUMBER   PERCENT
    ----------------      ---------     ------- ------------- --------- -------
DIRECTORS, OFFICERS AND
 5% STOCKHOLDERS
Golder, Thoma, Cressey,
 Rauner, Fund IV,
  L.P. .................  4,556,114(4)   45.5%    1,264,104   3,292,010  26.0%
 6100 Sears Tower
 Chicago, IL 60606
MCS Capital, Inc. ......    566,010(5)    5.7%          --      566,010   4.5%
 c/o Coinmach
  Corporation
 521 East Morehead,
 Suite 590
 Charlotte, NC 28202
Bruce J. Rauner.........  4,556,114(4)   45.5%    1,264,104   3,292,010  26.0%
David A. Donnini........  4,556,114(4)   45.5%    1,264,104   3,292,010  26.0%
Stephen R. Kerrigan.....    566,010(5)    5.7%          --      566,010   4.5%
Mitchell Blatt..........    456,313(6)    4.6%          --      456,313   3.6%
Robert M. Doyle.........    157,964(7)    1.6%          --      157,964   1.2%
Michael E. Stanky.......    108,284(8)    1.1%          --      108,284     *
John E. Denson..........     11,503(9)      *           --       11,503     *
James N. Chapman........     30,386(10)     *         8,431      21,955     *
Arthur B. Laffer........     30,000(11)     *           --       30,000     *
Stephen G. Cerri........     30,000(11)     *           --       30,000     *
All Officers and
 Directors as a group
 (10 persons)...........  5,946,574(12)  59.4%    1,272,535   4,674,039  36.9%
                          ---------      ----     ---------   ---------  ----
OTHER SELLING
 STOCKHOLDERS
President and Fellows of
 Harvard College........    151,860       1.5%       42,134     109,726     *
Michael Marrus..........     25,974(13)     *         7,207      18,767     *
S.A. Spencer and Mary M.
 Spencer................     24,297         *         6,741      17,556     *
Ronald S. Brody.........     23,006(14)     *         6,383      16,623     *

--------
* Percentage of shares beneficially owned does not exceed 1% of Common Stock outstanding.

 (1) Share percentage ownership is rounded to nearest tenth of 1% and reflects the effect of dilution as a result of outstanding options to the extent such options are, or within 60 days will become, exercisable. Shares of Common Stock underlying any option which was exercisable on December 15, 1997 or becomes exercisable within the next 60 days ("Presently Exercisable Options") are deemed outstanding only for purposes of computing the share ownership and share ownership percentage of the holder of such option. The number of shares of Common Stock deemed outstanding prior to this Offering includes 10,004,278 shares of Common Stock outstanding as of December 15, 1997 and such shares of Common Stock issuable pursuant to Presently Exercisable Options held by the respective person or group as set forth below. The number of shares of Common Stock deemed outstanding after this Offering is comprised of the sum of: (i) the outstanding shares of Common Stock immediately prior to the Offering in an amount equal to 10,004,278 (which includes 1,328,617 shares of Common Stock to be sold by Selling Stockholders in the Offering); (ii) 2,665,000 shares of Common Stock being offered for sale by the Company in the Offering and (iii) 6,383 shares of Common Stock to be issued to a Selling Stockholder upon the exercise of options in connection with the Offering. Beneficial ownership is determined in accordance with the rules of the Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Presently Exercisable Options are deemed to be outstanding and to be beneficially owned by the person or group holding such options for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.
 (2) Does not include 600,000 shares of Common Stock to be sold in the Offering by Selling Stockholders and certain other stockholders of Coinmach Laundry if the Underwriters' over-allotment option is exercised in full, of which 22,792 shares of Common Stock would be sold by certain members of management not named in the table above.
 (3) If the Underwriters' over-allotment option is exercised in full, GTCR, Mr. Chapman, President and Fellows of Harvard College, Mr. Marrus, S.A. Spencer and Mary M. Spencer and Mr. Brody will sell an additional 283,608, 1,891, 9,453, 1,617, 1,512, and 1,432 shares of Common Stock in the Offering, respectively. If the Underwriters' over-allotment option is exercised in full, MCS, Mr. Blatt, Mr. Doyle, Mr. Stanky and Mr. Denson will sell 120,900, 97,468, 33,741, 23,129 and 2,457 shares of Common
     Stock in the Offering, respectively.
 (4) Such shares are held by GTCR, of which GTCR IV, L.P. ("GTCR IV"), is the general partner. Mr. Rauner and Mr. Donnini are principals of Golder, Thoma, Cressey, Rauner, Inc., the general partner of GTCR IV. Mr. Rauner and Mr. Donnini each disclaim beneficial ownership of such shares.
 (5) Such shares are owned beneficially by MCS, a corporation controlled by Mr. Kerrigan. Includes shares underlying Presently Exercisable Options held by MCS to purchase an aggregate of 123,241 shares of Common Stock at an exercisable price of $11.90 per share. Does not include shares underlying options held by MCS to purchase an aggregate of 184,857 shares of Common Stock at an exercise price of $11.90 per share, which options are not Presently Exercisable Options.
 (6) Includes shares underlying Presently Exercisable Options to purchase an aggregate of 20,000 shares of Common Stock at an exercise price of $11.90 per share and 40,000 shares of Common Stock at an exercise price of $14.00 per share. Does not include shares underlying options to purchase an aggregate of 80,000 shares of Common Stock at an exercise price of $11.90 per share and 60,000 shares of Common Stock at an exercise price of $14.00 per share, which options are not Presently Exercisable Options.
 (7) Includes shares underlying Presently Exercisable Options to purchase an aggregate of 48,756 shares of Common Stock at an exercise price of $11.90 per share. Does not include shares underlying options to purchase an aggregate of 123,134 shares of Common Stock at an exercise price of $11.90 per share, which options are not Presently Exercisable Options.
 (8) Includes shares underlying Presently Exercisable Options to purchase an aggregate of 41,409 shares of Common Stock at an exercise price of $11.90 per share. Does not include shares underlying options to purchase an aggregate of 62,112 shares of Common Stock at an exercise price of $11.90 per share, which options are not Presently Exercisable Options.
 (9) Represents shares underlying Presently Exercisable Options to purchase an aggregate of 11,503 shares of Common Stock at an exercisable price of $11.90 per share. Does not include shares underlying options to purchase an aggregate of 17,253 shares of Common Stock at an exercise price of $11.90 per share, which options are not Presently Exercisable Options.
(10) Includes shares underlying Presently Exercisable Options to purchase an aggregate of 11,503 shares of Common Stock at an exercise price of $11.90 per share. Does not include shares underlying options to purchase an aggregate of 17,253 shares of Common Stock at an exercise price of $11.90 per share, which options are not Presently Exercisable Options.
(11) Represents shares underlying Presently Exercisable Options to purchase an aggregate of 30,000 shares of Common Stock at an exercise price of $14.00 per share. Does not include shares underlying options to purchase an aggregate of 30,000 shares of Common Stock at an exercise price of $14.00 per share, which options are not Presently Exercisable Options.
(12) In calculating the shares beneficially owned by executive officers and directors as a group, (i) 4,556,114 shares of Common Stock owned by GTCR and included in the beneficial ownership amounts of each of Messrs. Rauner and Donnini, and (ii) 566,010 shares of Common Stock owned by MCS and included in the beneficial ownership amount of Mr. Kerrigan, in each case as set forth in the table above, are included only once. In calculating the percentage of shares owned by executive officers and directors as a group, the shares of Common Stock underlying all options which are beneficially owned by executive officers and directors and which are Presently Exercisable Options are deemed outstanding.
(13) Includes shares underlying Presently Exercisable Options to purchase an aggregate of 11,503 shares of Common Stock at an exercise price of $11.90 per share. Does not include shares underlying options to purchase an aggregate of 17,253 shares of Common Stock at an exercise price of $11.90 per share, which options are not Presently Exercisable Options.
(14) Represents shares underlying Presently Exercisable Options to purchase an aggregate of 23,006 shares of Common Stock at an exercise price of $11.90 per share. Does not include shares underlying options to purchase an aggregate of 34,506 shares of Common Stock at an exercise price of $11.90 per share, which options are not Presently Exercisable Options.

                         DESCRIPTION OF CAPITAL STOCK

  The following statements are brief summaries of certain provisions relating to Coinmach Laundry's capital stock and are qualified in their entirety by reference to the provisions of Coinmach Laundry's Third Amended and Restated Certificate of Incorporation and Third Amended and Restated Bylaws, each of which have been filed with the Commission.

  Coinmach Laundry's authorized capital stock consists of 15,000,000 shares of Common Stock, 1,000,000 shares of Class B Common Stock, par value $.01 per share ("Non-Voting Common Stock") and 1,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). As of December 15, 1997, there were 10,004,278 shares of Common Stock, 480,648 shares of Non-Voting Common Stock and no shares of Preferred Stock outstanding. Upon consummation of the Offering, there will be 13,156,309 shares of Common Stock and Non-Voting Common Stock outstanding.

DESCRIPTION OF COMMON STOCK

  Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a majority of the shares of Common Stock voting for the election of directors therefore can elect all of the directors of the Company.

  Shares of Common Stock are not redeemable, and holders thereof have no preemptive or conversion rights nor do holders have any subscription rights to purchase any securities of the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. All shares of Common Stock are fully paid and non-assessable and all shares of Common Stock to be offered by the Company hereby, when issued, will be fully paid and non-assessable.

  In the event of liquidation, dissolution or winding up of Coinmach Laundry, the holders of Common Stock are entitled to receive, after payment of Coinmach Laundry's debts and liabilities, the remaining assets of Coinmach Laundry on a ratable basis. This right, however, is subject to: (i) any prior liquidation rights of Preferred Stock then outstanding (to the extent such rights are designated by the Board) and (ii) any rights of holders of Preferred Stock to share ratably with holders of Common Stock in all assets remaining after payment of liabilities and liquidation preferences (to the extent such rights are designated by the Board).

  The Common Stock is listed for quotation on The Nasdaq National Market under the trading symbol "WDRY." The transfer agent and registrar for the Common Stock is The Bank of New York.

DESCRIPTION OF NON-VOTING COMMON STOCK

  Except as required by applicable law, the holders of Non-Voting Common Stock are not entitled to vote in the election of directors or on any other matters submitted to a vote of stockholders. Except for (i) restrictions on voting,
(ii) the manner in which dividends are paid, and (iii) the ability to convert Non-Voting Common Stock into Common Stock, the Non-Voting Common Stock is identical to the Common Stock.

PAYMENT OF DIVIDENDS ON COMMON STOCK AND NON-VOTING COMMON STOCK

  Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Common Stock and Non-Voting Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine.

DESCRIPTION OF PREFERRED STOCK

  In accordance with the provisions of the Company's Third Amended and Restated Certificate of Incorporation, the Board may, without further action by Coinmach Laundry's stockholders, from time to time, direct the issuance of shares of Preferred Stock in one or more series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock and Non-Voting Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Coinmach Laundry before any distribution is made to the holders of shares of Common Stock and Non-Voting Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage or delay a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Coinmach Laundry's securities or the removal of incumbent management. The Board, without stockholder approval, may issue shares of Preferred Stock with voting and/or conversion rights which could adversely affect the holders of Common Stock and Non-Voting Common Stock.

CERTAIN PROVISIONS OF THE THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND THIRD AMENDED AND RESTATED BYLAWS

  The Third Amended and Restated Certificate of Incorporation and the Third Amended and Restated Bylaws contain provisions that could discourage a change in control of Coinmach Laundry. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited takeover proposal that does not contemplate the acquisition of all its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company.

  The Third Amended and Restated Certificate of Incorporation provides that the Board be divided into three classes, with each class serving for three years, and one class being elected each year. A majority of the remaining directors then in office, though less than a quorum, or the sole remaining director, will be empowered to fill any vacancy on the Board which arises during the term of a director. The provision for a classified Board may be amended, altered or repealed only upon the affirmative vote of the holders of at least 80% of the outstanding shares of the voting stock of Coinmach Laundry. The classification of the Board may discourage a third party from making a tender offer or otherwise attempting to gain control of the Company and may have the effect of maintaining the incumbency of the Board. Since the Board has the power to retain and discharge officers of Coinmach Laundry, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

  The Third Amended and Restated Certificate of Incorporation requires that any action required or permitted to be taken by Coinmach Laundry's stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected in lieu thereof by written consent unless a majority of the Board approves the use of such written consent with respect to the taking of such action. This provision makes it difficult for stockholders to initiate or effect an action by written consent, and thereby effect an action opposed by the Board. Additionally, the Third Amended and Restated Certificate of Incorporation requires that special meetings of the stockholders of Coinmach Laundry be called by the Chairman of the Board, the president or the Board pursuant to a resolution adopted by the affirmative vote of at least two members of the Board then in office.

  The Third Amended and Restated Bylaws provides that stockholders seeking to bring business before or to nominate directors at any annual meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to such meeting or, if less than 70 days' notice was given for the meeting, within 10 days following the date on which such notice was given. The Third Amended and Restated Bylaws also specifies certain requirements for a stockholder's notice to be in proper written form. These provisions restrict the ability of stockholders to bring matters before the stockholders or to make nominations for directors at meetings of stockholders.

  The Third Amended and Restated Certificate of Incorporation further provides that the Board, by a majority vote, may adopt, alter, amend or repeal provisions of the Third Amended and Restated Bylaws. However, stockholders may only adopt, alter, amend or repeal provisions of the Third Amended and Restated Bylaws by a vote of 66 2/3% or more of the outstanding Common Stock, except for certain provisions which shall require a vote of 75% or more of the outstanding Common Stock.

CERTAIN STATUTORY PROVISIONS

  Coinmach Laundry is subject to Section 203 of the Delaware General Corporation Law, which prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15 percent or more of the outstanding voting shares of a Delaware corporation. This provisions prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10 percent of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless: (i) the business combination or the transaction resulting in the person becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares; (ii) the interested stockholder acquired at least 85 percent of the voting stock of the corporation in the transaction in which it became an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company. See "Risk Factors--Anti-Takeover Considerations."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon the closing of the Offering, there will be 12,675,661 shares of Common Stock and 480,648 shares of Non-Voting Common Stock outstanding prior to giving effect to the exercise of the options granted by the Company and not exercised in connection with the Offering. The 4,000,000 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the resale limitations of Rule 144. Of the outstanding shares of Common Stock and Non-Voting Common Stock, 6,301,284 will not have been registered under the Securities Act and may not be sold unless they are registered or unless an exemption from registration is available such as the exemption provided by Rule 144 or, to the extent applicable, Rule 701. All of such unregistered shares would be eligible for sale on expiration of a 90 day lock-up period (the "Lock-up Period"), subject to certain volume and other resale limitations under Rule 144.

  In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned shares constituting "restricted securities" (generally defined as securities acquired from the Company or an affiliate of the Company in a non-public transaction) for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of then outstanding Common Stock and Non-Voting Common Stock (131,563 shares of Common Stock immediately after the Offering without giving effect to additional shares issued pursuant to the Underwriters' over-allotment option) or (ii) the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a sale and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the limitations described above.

  In general, under Rule 701 under the Securities Act, as currently in effect, any employee, officer, or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701. Such provisions permit nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation, or notice provisions of Rules 144 and permit affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions.

  Coinmach Laundry its executive officers and directors, and GTCR have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or rights to acquire such shares or securities convertible into or exchangeable for Common Stock other than sales contemplated hereby or issued or to be issued pursuant to employee stock option plans or in connection with other employee incentive compensation arrangements or agreements, in each case in effect on the date of this Prospectus, for a period of 90 days after the date of this Prospectus, without the prior written consent of BT Alex. Brown, as representative of the Underwriters.

  Pursuant to the Company Registration Agreement, the pre-initial public offering stockholders of Coinmach Laundry, who will hold in the aggregate 6,301,284 shares of Common Stock following the Offering, are entitled to certain registration rights (such shares of Common Stock are hereinafter referred to as the "Registrable Securities"). At any time following the Offering, GTCR may request registration of all or a portion of the Registrable Securities it holds on Form S-1 (a "Long-Form Registration") and may request registration on Form S-2 or S-3 ("Short-Form Registration"), if available. GTCR is entitled to request up to four Long-Form Registrations and an unlimited number of Short-Form Registrations. Coinmach Laundry is responsible for all registration expenses in connection with all such registrations. Additionally, if Coinmach Laundry proposes to register any of its Common Stock under the Securities Act, whether for its own account or otherwise, all holders of Registrable Securities are entitled to notice of such registration and, subject to certain priority provisions, are entitled to include their Registrable Securities in such registration. The registration expenses of the holders of Registrable Securities would be paid by Coinmach Laundry in all such registrations. Each holder of Registrable Securities has agreed not to effect any public sale or distribution of such securities during the Lock-up Period.

  No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sale, to the public will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, whether such shares are presently outstanding or subsequently issued, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through an offering of equity securities. Coinmach Laundry cannot predict when or how many of such additional shares of Common Stock may be offered for sale or sold to the public in the future. See "Risk Factors--Shares Eligible for Future Sale."

                                 UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), through their representatives (collectively, the "Representatives") BT Alex. Brown Incorporated ("BT Alex. Brown"), Lehman Brothers Inc. ("Lehman Brothers"), Raymond James & Associates, Inc., Wheat, First Securities, Inc. and Jefferies & Company, Inc. ("Jefferies"), have severally agreed to purchase from Coinmach Laundry and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                        NUMBER
   UNDERWRITERS                                                        OF SHARES
   ------------                                                        ---------
BT Alex. Brown Incorporated........................................... 1,600,000
Lehman Brothers Inc................................................... 1,000,000
Raymond James & Associates, Inc.......................................   600,000
Wheat, First Securities, Inc..........................................   600,000
Jefferies & Company, Inc..............................................   200,000
                                                                       ---------
Total................................................................. 4,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby (other than those subject to the over-allotment option described below) if any of such shares are purchased.

  Coinmach Laundry has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.60 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives.

  Certain of the Selling Stockholders and certain other stockholders (if and when the over-allotment option described herein is exercised, the "Additional Selling Stockholders") have granted to the Underwriters an option, exercisable by the Representatives not later than 30 days after the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 4,000,000 and such Selling Stockholders and Additional Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,000,000 shares are being offered.

  Coinmach Laundry and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  Coinmach Laundry's directors and executive officers, and GTCR have agreed not to offer, sell or otherwise dispose of the shares of Common Stock held by them immediately prior to completion of this Offering for a period of 90 days after the commencement of this Offering without the prior written consent of BT Alex. Brown except to the extent being sold in this Offering. Coinmach Laundry has entered into a similar agreement, except that it may issue, and grant options to purchase, shares of Common Stock under its current stock option and purchase plans and pursuant to other currently outstanding options. BT Alex. Brown, at any time and without notice, may release all or any part of the shares from these restrictions.

  The Representatives have advised Coinmach Laundry that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  The Underwriters have advised Coinmach Laundry that, pursuant to Regulation M under the Securities Act, certain persons participating in this Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to an Underwriter or dealer in connection with this offering if the Common Stock originally sold by such Underwriter or dealer is purchased by the Underwriters in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or dealer. The Underwriters have advised Coinmach Laundry that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  As permitted by Rule 103 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Underwriters or prospective Underwriters that are market markers ("passive market makers") in the Common Stock may make bids for or purchases of Common Stock on the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that: (i) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part; (ii) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers; and (iii) bids made by passive market makers must be identified as such.

  No action has been or will be taken in any jurisdiction by the Selling Stockholders, the Company, or the Representatives that would permit an offering to the general public of the shares of Common Stock offered by this Prospectus in any jurisdiction other than the United States.

  From time to time, certain of the Representatives have provided investment banking services to the Company, for which they have received customary underwriting fees. Lehman Brothers acted as a Representative in the Company's Initial Public Offering in July 1996. An affiliate of BT Alex. Brown acts as administrative agent and an affiliate of Lehman Brothers acts as documentation agent, in each case for the Credit Facility. Jefferies and BT Alex. Brown acted as Initial Purchasers in the Company's recent Bond Offering, and Jefferies has provided and expects to continue to provide certain general financial advisory services to the Company.

  Bankers Trust Company, an affiliate of BT Alex. Brown Incorporated and Lehman Brothers Syndicated Loans, an affiliate of Lehman Brothers Inc., are lenders under the Company's Credit Facility. A portion of the net proceeds of this Offering will be used to repay a portion of the Company's indebtedness under the Credit Facility. If the amount to be paid to Bankers Trust Company or Lehman Brothers Syndicated is equal to or in excess of 10% of the net proceeds of this Offering, the Offering will be conducted in accordance with Rule 2710(c) (8) of the National Association of Securities Dealers, Inc.'s Conduct Rules. In accordance with such Rules, and because a bona fide independent market exists for the Common Stock, no qualified independent underwriter is required to establish the price of the Common Stock offered hereby. See "Use of Proceeds."

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered by this Prospectus and certain legal matters in connection with the Offering for Coinmach Laundry and for the Selling Stockholders will be passed upon by Anderson Kill & Olick, P.C., New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. A member of Anderson Kill & Olick, P.C. holds options to purchase 57,512 shares of Common Stock, of which 34,506 shares underlie options that are not Presently Exercisable Options, and is a Selling Stockholder in the Offering. See "Principal and Selling Stockholders".

                                    EXPERTS

  The consolidated financial statements of Coinmach Laundry and subsidiaries appearing in Coinmach Laundry's Amendment No. 2 on Form 10-K/A to its Annual Report on Form 10-K for the year ended March 28, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference; the consolidated financial statements of Coinmach and subsidiaries (formerly Solon, which was combined with TCC and subsidiaries, a company under common control, beginning April 5, 1995) as of September 29, 1995, and for the period from April 5, 1995 to September 29, 1995 and from October 1, 1994 to April 4, 1995, appearing in Coinmach Laundry's Amendment No. 2 on Form 10-K/A to its Annual Report on Form 10-K for the year ended March 28, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference; and the combined financial statements of Kwik Wash Laundries, Inc. and KWL, Inc. appearing in Coinmach Laundry's Amendment No. 3 on Form 8-K/A to its Current Report on Form 8-K dated January 8, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The consolidated statements of operations, stockholders' deficiency and cash flows of CIC I Acquisition Corp. for the year ended December 31, 1994, the consolidated statements of operations and accumulated deficit and cash flows of CIC I Acquisition Corp. for the month ended January 31, 1995, and the consolidated statements of operations and accumulated deficit and cash flows of The Coinmach Corporation for the two months ended March 31, 1995, incorporated by reference in this Prospectus and Registration Statement, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their reports thereon, which are incorporated by reference herein, and have been so incorporated in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

  The financial statements of Solon as of September 30, 1994, and for the fiscal year then ended, incorporated by reference in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report thereon which are incorporated by reference herein, and have been so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  Coinmach Laundry is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its Regional Offices located at, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed for trading on The Nasdaq National Market, and reports, proxy statements and other information concerning the Company are on file for inspection at the offices of The Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

  Coinmach Laundry has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information included in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein and filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to Coinmach Laundry and its subsidiaries and the Common Stock, reference is hereby made to the Registration Statement and the exhibits thereto which may be obtained from the Commission in the manner set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by Coinmach Laundry with the Commission are hereby incorporated by reference in and made a part of this Prospectus:

  (1) Annual Report on Form 10-K for the fiscal year ended March 28, 1997;

  (2) Amendment No. 1 on Form 10-K/A to Annual Report on Form 10-K for the fiscal year ended March 28, 1997;

  (3) Quarterly Report on Form 10-Q for the fiscal quarter ended June 27,
      1997;

  (4) Amendment No. 1 on Form 10-Q/A to Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 1997;

  (5) Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1997;

  (6) Amendment No. 1 on Form 10-Q/A to Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1997;

  (7) Amendment No. 3 on Form 8-K/A to Current Report on Form 8-K dated January 8, 1997;

  (8) Current Report on Form 8-K dated October 8, 1997;

  (9) Amendment No. 1 on Form 8-K/A to Current Report on Form 8-K dated October 8, 1997;

  (10) Current Report on Form 8-K dated October 14, 1997; and

  (11) Proxy Statement dated June 13, 1997, for the 1997 Annual Meeting of Stockholders.

  All documents filed by Coinmach Laundry with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Coinmach Laundry will furnish without charge, to each person to whom this Prospectus is delivered, upon written or oral request of such person, including any beneficial owner, a copy of any and all of the information that has been incorporated by reference into the Registration Statement of which this Prospectus is a part but which has not been delivered with this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates by reference); such requests should be directed to Coinmach Laundry Corporation, 55 Lumber Road, Roslyn, New York 11576, Attention: Robert M. Doyle.

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 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT IN-FORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   3
Risk Factors...............................................................   9
The Company................................................................  13
Use of Proceeds............................................................  15
Price Range of Common Stock................................................  15
Dividend Policy............................................................  16
Dilution...................................................................  17
Capitalization.............................................................  18
Unaudited Pro Forma Financial Data.........................................  19
Management's Discussion and Analysis of Financial Condition................  27
Business...................................................................  30
Management.................................................................  38
Certain Relationships and Related Transactions.............................  39
Principal and Selling Stockholders.........................................  40
Description of Capital Stock...............................................  42
Shares Eligible for Future Sale............................................  45
Underwriting...............................................................  47
Legal Matters..............................................................  49
Experts....................................................................  49
Available Information......................................................  50
Incorporation of Certain Documents by Reference............................  51

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                                4,000,000 SHARES



                                     [LOGO]
                             -------------------------
                                   COINMACH
                             -------------------------
                              KEEPING AMERICA CLEAN
                            ONE LAUNDRY ROOM AT A TIME


                                  COMMON STOCK

                                  -----------

                                   PROSPECTUS

                                  -----------


                                 BT ALEX. BROWN

                                LEHMAN BROTHERS

                        RAYMOND JAMES & ASSOCIATES, INC.

                           WHEAT FIRST BUTCHER SINGER

                           JEFFERIES & COMPANY, INC.


                               December 16, 1997

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